UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02036480

DIVISION OF
CORPORATION FINANCE

March 22, 2002

Gary Horowitz
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017-3954

Act 1934
Section
Rule 14A-8
Public Availability 3/22/2002

Re: Dillard's, Inc.
Incoming letter dated January 14, 2002

Dear Mr. Horowitz:

This is in response to your letters dated January 14, 2002 and March 1, 2002 concerning the shareholder proposals submitted to Dillard's by Aaron Merle Epstein, the Sisters of St. Francis of Dubuque, Iowa, the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund and the New York City Teachers' Retirement System. We also have received letters from the proponents dated February 14, 2002 and March 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAY 2 2 2002
THOMSON
FINANCIAL

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Samantha M. Biletsky
Associate General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

January 14, 2002

Re: Dillard's, Inc. Stockholder Proposal

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Dillard's, Inc. (the "Company") has received from the Sisters of St. Francis of Dubuque, Iowa, Aaron Merle Epstein, the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Proponents"), letters requesting, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that the Company include a proposal (the "Proposal") in the Company's proxy statement (the "Company Proxy") for its 2002 Annual Meeting of Stockholders. A copy of the Proponents' letters, including the Proposal, is enclosed herewith.

On behalf of the Company, we hereby notify you and the Proponents (by copy hereof) of the Company's intention to omit the Proposal from the Company Proxy for the reasons hereinafter set forth.

I. *The Proposal*

The Proposal consists of six "Whereas" clauses relating to global employees' labor rights and a program of independent monitoring standards (the "Standards") purportedly established by some companies. The fifth "Whereas" clause introduces five principles that are set forth as examples of eight of the International Labor Organization (the "ILO") conventions that are incorporated in the Standards. The "Whereas" clauses are followed by a resolution that reads as follows:

Therefore, be it resolved that the Company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The full text of the Proposal is set forth in the letters from the Proponents attached hereto as Exhibits A, B, and C.[1] A copy of the eight ILO conventions listed as examples in the Proposal is attached as Exhibit D.

II. *Summary*

As discussed more fully below, the Company believes that it may properly omit the Proposal from the Company Proxy for the following reasons:

1. Pursuant to Rule 14a-8(i)(12)(ii) or Rule 14a-8(i)(12)(iii), the Proposal deals with substantially the same subject matter as a prior proposal that has not received the requisite percentage of votes cast when last submitted.

2. Pursuant to Rule 14a-8(i)(3), the Proposal violates the Commission's proxy rules because the Proposal is vague and misleading.

3. Pursuant to Rule 14a-8(i)(6), the Company lacks the authority to implement the Proposal due to its misleading nature.

4. Pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations.

III. *The Proposal May be Omitted Pursuant to Rule 14a-8(i)(12)(ii) or, alternatively, Rule 14a-8(i)(12)(iii) Because it Deals with the Same Subject Matter as a Prior Proposal that did Not Receive the Requisite Percentage of Votes Cast When Last Submitted*

Rule 14a-8(i)(12)(ii) permits the exclusion of stockholder proposals dealing with "substantially the same subject matter as a prior proposal submitted to security holders" if the proposal was submitted at two meetings during the preceding five calendar years and received at the time of its second submission less than six percent of the total number of votes cast. Rule 14a-8(i)(12)(iii) permits the exclusion of stockholder proposals dealing with "substantially the same subject matter as a prior proposal submitted to security holders" if the proposal was submitted at three

---

1 In their letter, The Sisters of St. Francis of Dubuque, Iowa state they are "co-filers" with the three New York City pension funds. However, their proposed resolution reads slightly differently.

meetings during the preceding five calendar years and received at the time of its third submission less than 10% of the total number of votes cast.

In 1997, a proposal was submitted requesting that the Company prepare a report describing its actions to ensure that it does not and will not do business with foreign suppliers who use questionable labor practices and who violate their workers' labor rights. This proposal received 4.5% of the votes cast on the matter. The exact same proposal was submitted in 1998 and 1999, with the proposals receiving 7.7% and 4.5%, respectively, of the votes cast on the matter. The proposals presented in 1997, 1998, and 1999 are enclosed herewith as Exhibits E, F, and G, respectively.

The prior proposals call for a report describing Dillard's actions to ensure that it does not and will not do business with overseas suppliers who use forced labor, convict labor, and illegal child labor or who fail to meet all applicable laws protecting their employees' labor rights, such as the right to form unions and bargain collectively. The prior proposals later state that shareholders have an interest in the Company "enforc[ing] strict sourcing standards" and in what steps the Company "is taking to monitor and control the conditions under which the goods it sells are produced." Basically, the prior proposals demand the Company implement standards on its foreign suppliers to ensure workers are treated fairly and that the Company monitors the suppliers to be certain the standards are being met.

The Proposal requests that the Company implement a code of corporate conduct based on certain ILO human rights standards on its foreign suppliers and commit to monitoring of compliance with these standards. The aforementioned ILO human rights standards call for the ban on forced labor, convict labor, and illegal child labor and for the protection of workers' rights to form unions. The three prior proposals and the Proposal are substantially similar since the main thrust and focus of all of them is the Company's implementation and monitoring of standards for foreign suppliers to ensure they do not utilize questionable labor practices and do not violate employees' labor rights.

"Substantially the same subject matter" does not mean that the prior proposals and the Proposal have to be exactly the same. The Securities and Exchange Commission's (the "Commission") statements in announcing the current version of Rule 14a-8(ii)(12) and Rule 14a-8(iii)(12) in 1983 (Release No. 34-20091) are directly on point:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns.

Rule 14a-8(ii)(12) and Rule 14a-8(iii)(12) are both intended to give stockholders a fair opportunity to address matters of legitimate, common concern, but to rationally draw the line on those matters previously considered by stockholders. This prevents the waste of corporate resources and constant refocusing upon matters already addressed. In this case, the Company's stockholders have had three opportunities to address the issue of the implementation and monitoring of workplace standards on its foreign supplies and workers' labor rights and have spoken.

Beginning with its favorable no-action letters to The Interpublic Group of Companies (April 3, 1992) and Kennametal, Inc. (August 24, 1992), the staff of the Commission has consistently agreed with the exclusion of repeat proposals having similar substantive concerns and aims, notwithstanding differences in specific language or corporate action proposed. The Interpublic and Kennametal letters related to the issue of operations in South Africa until apartheid was eradicated. The staff found that proposals to refrain from new or expanded investment in South Africa and to issue a report on South African operations were substantially similar to prior proposals to divest South African operations and terminate all economic ties with South Africa. More recent letters have similarly allowed omission of proposals relating to the same underlying social or policy issue, notwithstanding differences in the specific actions sought by the proposals. See, e.g., Eastman Chemical Company (February 28, 1997) (proposal seeking report on legal issues related to supply of raw material products to tobacco companies deals with substantially the same subject matter as prior proposal requesting divestiture of product line); Great Lakes Chemical Corporation (February 22, 1996) (proposal requesting a report on various aspects of methyl bromide production, including management studies, risk-benefit analysis, and related litigation, deals with substantially the same subject matter as prior proposals seeking cessation of methyl bromide production); Gannett Co., Inc. (February 12, 1996) (proposals seeking policies to curtail and counter impact of tobacco advertising deal with substantially the same subject matter as prior proposals requesting research and reports on tobacco advertising); Bristol-Myers Squibb Company (February 6, 1996) (proposal seeking educational efforts to inform women of possible abortifacient action of company products deals with substantially the same subject matter as prior proposal requesting that the company refrain from giving charitable contributions to organizations that perform abortions).

IV. *The Proposal is Contrary to Rule 14a-9 Because it is Vague, Indefinite and Misleading, and may, Therefore, be Omitted Pursuant to Rule 14a-8(i)(3)*

Under Rule 14a-8(i)(3), a proposal may be omitted from the registrant's Company Proxy "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Commission has concluded that security holder proposals that are so vague, indefinite, and misleading that shareholders voting upon the proposal would not be able to determine with reasonable certainty exactly what actions or measures would be taken in the event the proposals were implemented are misleading under Rule 14a-9 and, thus, may be excluded from a registrant's proxy pursuant to Rule 14a-8(i)(3). Such proposals are properly excluded given the fact that any actions or measures ultimately taken upon implementation of the proposals could be quite different from those envisioned by shareholders at the time their votes were cast. See, e.g., PHLCORP, Inc. (September 10, 1991); Unitrin, Inc. (January 25, 1991); Wendy's International, Inc. (February 6, 1999).

The Proposal is vague, indefinite and misleading because from the face of the Proposal, shareholders will not be certain what they are being asked to consider and upon what they are being asked to vote. While the Proposal requests that the board of directors commit the Company to the full implementation of the Standards, which incorporate the ILO conventions, it does not fairly summarize those Standards. The Proposal sets forth only five broad principles citing eight ILO conventions. As written, the Proposal appears to require the Company to incorporate all of the ILO conventions, which number in excess of 180. Even if the Proponents intended to adopt only the eight ILO conventions cited in the fifth "Whereas" clause, the Proposal still fails to adequately summarize those conventions. Each individual convention contains numerous articles that adopting companies would be required to follow. As a result, not only will the Company and its shareholders be unable to comprehend what actions or measures the Company would have to take in the event that the Proposal were adopted, but actions ultimately taken by the Company pursuant to the Proposal could be dramatically different from actions contemplated by shareholders in voting on the Proposal.

The Proposal is identical to the proposal addressed in AnnTaylor Stores Corporation (March 13, 2001) where the Staff, relying on Rule 14a-8(i)(3) declined to recommend enforcement action to the Commission if AnnTaylor omitted the proposal from its proxy materials.

V. *The Proposal is Impermissibly Vague and Indefinite, and Therefore Beyond the Company's Ability to Effectuate, and Thus Violates Rule 14a-8(i)(6)*

A proposal that is beyond a company's power to effectuate may be omitted under Rule 14a-8(i)(6). In International Business Machines Corp. (January 14, 1992), the Staff stated that a proposal may be classified as beyond a company's power to effectuate on the basis that the proposal is "so vague and indefinite" that a registrant "would lack the power or authority to implement" the proposal and would be unable to determine what action should be taken.

The Proposal requests that the board of directors commit the Company to the "full implementation" of the Standards. As discussed previously, the language of the Proposal would make it impossible for the Company to ascertain exactly what duties it and its suppliers would be faced with under the "full implementation" of the Standards. If the Proposal were adopted, the Company would be required to become familiar with the intricacies of each ILO convention even while the Company continues to be obligated to comply with multiple foreign laws and regulations. Neither the Proposal nor the ILO conventions themselves provide any guidance to the Company as to whether the ILO conventions or foreign and local laws and regulations take precedence. For example, the ILO conventions mandate collective bargaining and organization of employees, notwithstanding the fact that such activities may violate the law in certain foreign jurisdictions. Consequently, the Company would lack the power or authority to implement the Proposal, making it subject to exclusion under Rule 14a-8(i)(6).

VI. *The Proposal Deals with a Matter Relating to the Conduct of the Company's Ordinary Business Operations, and Therefore may be Omitted Pursuant to Rule 14a-8(i)(7)*

Under Rule 14a-8(i)(7), a proposal may be omitted from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission acknowledged that "the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for shareholders to decide how to solve such problems at an annual shareholders meeting." Examples of such issues include "the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." Exchange Act Release No. 12999 (November 22, 1976).

According to the 1998 Release, the Commission will determine excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed. In providing guidance on how to make this determination, the 1998 Release refers to certain policies underlying the ordinary business exclusion.

The first policy consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals, including, in particular, proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees." The Commission has consistently determined that proposals relating to day-to-day employment practices involve a company's ordinary business operations and may therefore be excluded pursuant to Rule 14a-8(i)(7). In United Technologies (February 19, 1993), the Staff stated, "as a general rule, the Staff views proposals directed at the company's employment policies and practices with respect to its non-executive work force to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are... employee supervision, labor-management relations, employee hiring and firing, conditions of employment, and employee training and motivation."

The inclusion of social policy issues along with ordinary business matters does not exempt the Proposal from Rule 14a-8(i)(7). In no action requests submitted to the Staff subsequent to the 1998 Release, the Staff repeatedly has acknowledged that proposals that otherwise focus on social policy issues, but include items related to ordinary business matters, may be excluded under Rule 14a-8(i)(7). See, e.g. Kmart Corp. (March 12, 1999); Wal-Mart Stores, Inc. (March 15, 1999); Chrysler Corp. (February 18, 1998).

The Proposal seeks the Company's commitment to the implementation of the Standards, which are a set of global human rights standards incorporating the ILO conventions. While several of the principles addressed in the ILO conventions touch upon social policy concerns, a vast majority of the issues directly relate to the Company's ordinary business operations. For example, the Proposal includes a requirement that the Company and its suppliers commit themselves to the standard that "all workers have the right to form and join trade unions and bargain collectively." Moreover, the Proposal specifically requires that "worker representatives...have access to all workplaces necessary to enable them to carry out their representation functions." Clearly these requirements deal directly with the Company's ordinary business operations in the area of management and labor relations. For example, the Commission has permitted the exclusion of proposals regarding trade unions and collective bargaining because they related to ordinary business operations. See Modine Manufacturing Co. (May 6, 1998).

Also, the Staff has determined that shareholder proposals that involve an employer's policies with respect to wage adjustments relate to ordinary business operations and may be properly excluded pursuant to Rule 14a-8(i)(7). See Wal-Mart Stores, Inc. (March 15, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with "sustainable living wage" issues infringed upon the company's ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999).

Furthermore, the ILO's standard that employees of the Company and its suppliers should not work more than eight hours a day or 48 hours per week clearly relates to the Company's ordinary business operations. On several occasions, the Staff has determined that an employer's policy with respect to employee hours relates to the Company's ordinary business operations, and that shareholder proposals relating to such issues may be excluded pursuant to Rule 14a-8(i)(7). See Intel (March 18, 1999) (the Staff concurred in exclusion of a shareholder proposal requesting adoption of an Employee Bill of Rights that would dictate such ordinary business operational matters as employee work hours); see also Toys 'R' Us (March 18, 1998) (the Staff concurred in omission of a shareholder proposal under Rule 14a-8(i)(7) because the proposal, in focusing upon such issues as working conditions, wages and working hours for employees of company suppliers, dealt primarily with ordinary employment-related matters).

The second policy consideration underlying the ordinary business exclusion "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." According to the 1998 Release, "this consideration may come into play in a number of circumstances, such as where the proposal... seeks to impose specific time frames or for implementing complex policies."

The Proposal clearly seeks to micro-manage the Company's business operations. The ILO conventions pertain to nearly every aspect of the Company's and its suppliers' relationship with their respective employees. The conventions establish the minimum age of employees, dictate the type of benefits to be provided to employees (including health insurance and maternity leave), set the maximum number of hours employees may work and outline safety provisions to which the Company and their suppliers, must adhere. The mandates would apply worldwide without regard to employees' desires, local laws or local customs. For example, in addition to mandating the number of hours a day that an employee should work and mandating standards for employee wages, the conventions would require that the Company and its suppliers:

- set the minimum age for employment at no less than 15;

- set the minimum age for employment which is likely to jeopardize the health, safety or morals of young persons at no less than 18 years; and

- provide workers' representatives with access to such facilities as may be appropriate in order to enable them to carry out their functions promptly and efficiently.

Shareholders cannot make a reasonable judgment regarding the appropriateness of adopting standards regarding the day-to-day operation of the Company's business, especially when these standards are as voluminous and specific as those in the ILO Conventions.

The Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000), Oracle (August 15, 2000), and Toys 'R' Us, Inc. (February 8, 1999) where the Commission refused to concur in the omission of the proposals under Rule 14a-8(i)(7). In each of Microsoft, Oracle, and Toys 'R' Us, the proposals requested that the company implement specific principles in one country. These principles were designed to address a specific, known problem in that country. In contrast, the Proposal requests that the Company implement numerous broadly drafted and highly complex ILO conventions that would affect the Company's operations worldwide without regard to the appropriateness of any given convention in any particular locality.

VII. *Conclusion*

Pursuant to Rule 14a-8(j), the Company hereby submits six copies of (1) the Proposal as submitted by the three different shareholder groups and statement in support of the Proposal, (2) this letter detailing the various bases for omission of the Proposal from the Company Proxy, and (3) the seven exhibits referred to in this letter. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company Proxy.

If you have any questions with respect to this matter, please telephone, collect, Gary Horowitz (212-455-7113) or Jay Moffitt (212-455-3107) of this office.

Very truly yours,

Simpson Thacher & Bartlett

SIMPSON THACHER & BARTLETT

Exhibit A

SISTERS OF ST. FRANCIS
Mount St. Francis • 3390 Windsor Avenue • Dubuque, IA 52001-1311
563-583-9786 FAX 563-583-3250 www.osfdbq.org

RECEIVED
DEC 18 2001
CORPORATE EXECUTIVE OFFICE
Little Rock

December 13, 2001

William Dillard, Chief Executive Officer
Dillard Department Stores, Inc.
1600 Cantrell Road
Little Rock, AR 72201

Dear Mr. Dillard:

The Sisters of St. Francis of Dubuque, Iowa, a Dillard Department Stores shareholder, urge our company to implement the UN's ILO human rights standards as the corporate conduct code in all of its overseas operations. Acting on this concern, I submit the enclosed shareholder resolution.

The Sisters of St. Francis are acting as a co-filer in submitting this resolution. New York City pension funds is taking the lead as primary filer for this resolution, and will serve as the primary contact for all co-filers.

The Sisters of St. Francis are a beneficial owner of at least $2000 of stock in Dillard Federated Department Stores, Inc. The enclosed copy of the NYLIM security holdings report confirms this ownership. We intend to continue owning this stock at least through the company's annual meeting at which a representative from NYC pension funds or a proxy for our congregation will attend.

We submit the enclosed resolution for inclusion in the proxy statement for the next annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at that meeting.

Sincerely,

Sister Jordan Dahm, osf

Sister Jordan Dahm, OSF
Corporate Responsibility Agent
Sisters of St. Francis of Dubuque, Iowa

Enc: Shareholder resolution/NYLIM security holdings report
Cc: NYC pension funds
Michael Crosby, OFMCap
David Schilling, ICCR

(New York City Pension Funds)
GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Dillard Department Stores, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138) and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

12-21-01;10:02AM; ;3765950 # 2/ 5

Exhibit B

AARON MERLE EPSTE I
13455 Ventura Blvd., #209
Sherman Oaks, California 91423-6122
Voice (818)981-7094–Fax (818)506-0663
Internet: aaronep@pacbell.net

RECEIVED

NOV 3 0 2001

CORPORATE
EXECUTIVE OFFICE
Little Rock

November 27, 2001

Mr. William Dillard, II
CEO, Director
Dillard's Corporation
1600 Cantrell Road
Little Rock, AR 72201
(phone 501/376-5200)

via AIRBORNE DELIVERY

Dear Mr. Dillard:

I am owner of common shares in Dillard's Corporation.. I presently own 185 shares. Copies of my shares is enclosed. My taxpayer id# is 572-34-7563. I am writing you to notify you that I am co-filing with the New York City Comptrollers Office the enclosed Global Human Rights Standards shareholder resolution which we submit to be presented to the shareholders at your next annual meeting. This proxy statement is in accordance with rule 12a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Ownership of my shares will continue through the date of Dillard's Corporation annual meeting of shareholders in 2002. Investors are increasingly concerned about the social responsibility of the companies in which we invest. We are concerned about use of forced labor, convict labor, or illegal child labor in manufacture of goods that are sold in our stores. We are also seriously concerned about conditions of international and domestic workers in sweatshops and contract suppliers.

I plan to either be in attendance at the next shareholders meeting or vote by proxy for the meeting.

It is my hope that all parties may work together to further a just response to these concerns.

Sincerely,

Aaron M. Epstein

Aaron M. Epstein

Cc: Mr. Pat Doherty, New York City Comptroller's Office

Rev. David Schilling, Interfaith Center Corporate Responsibility

Mr. William Dillard, Chairman

Professor Paul Neuhauser, Attorney at Law

DILLARD'S INC. / GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Dillard's Inc. currently has extensive overseas operations , and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions , and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value,and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions.(ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138),and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained ,

Therefore, be it resolved that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

ALAN G. HEVESI
COMPTROLLER

December 20, 2001

Mr. James Freeman
Vice President, General Council and Secretary
Dillards, Inc.
1600 Cantrell Road
Little Rock, AR 72201

Dear Mr. Freeman:

The office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

We submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from Citibank certifying the funds' ownership, for over a year, of 305,482 shares of Dillard's, Inc. common stock is enclosed. The fund intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651, if you have any further questions on this matter.

Sincerely,

Patrick Doherty

AGH: pd:ma
Enclosure

workrighte

**DILLARD'S, INC. /
GLOBAL HUMAN RIGHTS STANDARDS**

Whereas, Dillard's, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions , and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions.(ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138),and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Exhibit D

No. 612

INTERNATIONAL LABOUR ORGANISATION

Convention concerning forced or compulsory labour, adopted by the General Conference of the International Labour Organisation at its fourteenth session, Geneva, 28 June 1930, as modified by the Final Articles Revision Convention, 1946

English and French official texts communicated by the Director-General of the International Labour Office. The registration took place on 15 September 1949.

ORGANISATION INTERNATIONALE DU TRAVAIL

Convention concernant le travail forcé ou obligatoire, adoptée par la Conférence générale de l'Organisation internationale du Travail à sa quatorzième session, Genève, 28 juin 1930, telle qu'elle a été modifiée par la Convention portant revision des articles finals, 1946

Textes officiels anglais et français communiqués par le Directeur général de l'Organisation internationale du Travail. L'enregistrement a eu lieu le 15 septembre 1949.

No. 612. CONVENTION[1] CONCERNING FORCED OR COMPULSORY LABOUR, AS MODIFIED BY THE FINAL ARTICLES REVISION CONVENTION, 1946[2]

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fourteenth Session on 10 June 1930, and

Having decided upon the adoption of certain proposals with regard to forced or compulsory labour, which is included in the first item on the agenda of the Session, and

Having determined that these proposals shall take the form of an international Convention,

adopts this twenty-eighth day of June of the year one thousand nine hundred and thirty the following Convention, which may be cited as the Forced Labour Convention, 1930, for ratification by the Members of the International Labour Organisation in accordance with the provisions of the Constitution of the International Labour Organisation :

Article 1

1. Each Member of the International Labour Organisation which ratifies this Convention undertakes to suppress the use of forced or compulsory labour in all its forms within the shortest possible period.

2. With a view to this complete suppression, recourse to forced or compulsory labour may be had, during the transitional period, for public purposes only and as an exceptional measure, subject to the conditions and guarantees hereinafter provided.

3. At the expiration of a period of five years after the coming into force of this Convention, and when the Governing Body of the International Labour Office prepares the report provided for in Article 31 below, the said Governing Body shall consider the possibility of the suppression of forced or compulsory labour in all its forms without a further transitional period and the desirability of placing this question on the agenda of the Conference.

[1] For the date of entry into force of the Convention and the list of ratifications see Certified Statement on page 82.

[2] United Nations, *Treaty Series*, Volume 38, page 3.

Article 2

1. For the purposes of this Convention the term "forced or compulsory labour" shall mean all work or service which is exacted from any person under the menace of any penalty and for which the said person has not offered himself voluntarily.

2. Nevertheless, for the purposes of this Convention, the term "forced or compulsory labour" shall not include—

(a) any work or service exacted in virtue of compulsory military service laws for work of a purely military character;

(b) any work or service which forms part of the normal civic obligations of the citizens of a fully self-governing country;

(c) any work or service exacted from any person as a consequence of a conviction in a court of law, provided that the said work or service is carried out under the supervision and control of a public authority and that the said person is not hired to or placed at the disposal of private individuals, companies or associations;

(d) any work or service exacted in cases of emergency, that is to say, in the event of war or of a calamity or threatened calamity, such as fire, flood, famine, earthquake, violent epidemic or epizootic diseases, invasion by animal, insect or vegetable pests, and in general any circumstance that would endanger the existence or the well-being of the whole or part of the population;

(e) minor communal services of a kind which, being performed by the members of the community in the direct interest of the said community, can therefore be considered as normal civic obligations incumbent upon the members of the community, provided that the members of the community or their direct representatives shall have the right to be consulted in regard to the need for such services.

Article 3

For the purposes of this Convention the term "competent authority" shall mean either an authority of the metropolitan country or the highest central authority in the territory concerned.

Article 4

1. The competent authority shall not impose or permit the imposition of forced or compulsory labour for the benefit of private individuals, companies or associations.

2. Where such forced or compulsory labour for the benefit of private

individuals, companies or associations exists at the date on which a Member's ratification of this Convention is registered by the Director-General of the International Labour Office, the Member shall completely suppress such forced or compulsory labour from the date on which this Convention comes into force for that Member.

Article 5

1. No concession granted to private individuals, companies or associations shall involve any form of forced or compulsory labour for the production or the collection of products which such private individuals, companies or associations utilise or in which they trade.

2. Where concessions exist containing provisions involving such forced or compulsory labour, such provisions shall be rescinded as soon as possible, in order to comply with Article 1 of this Convention.

Article 6

Officials of the administration, even when they have the duty of encouraging the populations under their charge to engage in some form of labour, shall not put constraint upon the said populations or upon any individual members thereof to work for private individuals, companies or associations.

Article 7

1. Chiefs who do not exercise administrative functions shall not have recourse to forced or compulsory labour.

2. Chiefs who exercise administrative functions may, with the express permission of the competent authority, have recourse to forced or compulsory labour, subject to the provisions of Article 10 of this Convention.

3. Chiefs who are duly recognised and who do not receive adequate remuneration in other forms may have the enjoyment of personal services, subject to due regulation and provided that all necessary measures are taken to prevent abuses.

Article 8

1. The responsibility for every decision to have recourse to forced or compulsory labour shall rest with the highest civil authority in the territory concerned.

2. Nevertheless, that authority may delegate powers to the highest

local authorities to exact forced or compulsory labour which does not involve the removal of the workers from their place of habitual residence. That authority may also delegate, for such periods and subject to such conditions as may be laid down in the regulations provided for in Article 28 of this Convention, powers to the highest local authorities to exact forced or compulsory labour which involves the removal of the workers from their place of habitual residence for the purpose of facilitating the movement of officials of the administration, when on duty, and for the transport of Government stores.

Article 9

Except as otherwise provided for in Article 10 of this Convention, any authority competent to exact forced or compulsory labour shall, before deciding to have recourse to such labour, satisfy itself—

(a) that the work to be done or the service to be rendered is of important direct interest for the community called upon to do the work or render the service;
(b) that the work or service is of present or imminent necessity;
(c) that it has been impossible to obtain voluntary labour for carrying out the work or rendering the service by the offer of rates of wages and conditions of labour not less favourable than those prevailing in the area concerned for similar work or service; and
(d) that the work or service will not lay too heavy a burden upon the present population, having regard to the labour available and its capacity to undertake the work.

Article 10

1. Forced or compulsory labour exacted as a tax and forced or compulsory labour to which recourse is had for the execution of public works by chiefs who exercise administrative functions shall be progressively abolished.

2. Meanwhile, where forced or compulsory labour is exacted as a tax, and where recourse is had to forced or compulsory labour for the execution of public works by chiefs who exercise administrative functions, the authority concerned shall first satisfy itself—

(a) that the work to be done or the service to be rendered is of important direct interest for the community called upon to do the work or render the service;
(b) that the work or the service is of present or imminent necessity;

(c) that the work or service will not lay too heavy a burden upon the present population, having regard to the labour available and its capacity to undertake the work;

(d) that the work or service will not entail the removal of the workers from their place of habitual residence;

(e) that the execution of the work or the rendering of the service will be directed in accordance with the exigencies of religion, social life and agriculture.

Article 11

1. Only adult able-bodied males who are of an apparent age of not less than 18 and not more than 45 years may be called upon for forced or compulsory labour. Except in respect of the kinds of labour provided for in Article 10 of this Convention, the following limitations and conditions shall apply :

(a) whenever possible prior determination by a medical officer appointed by the administration that the persons concerned are not suffering from any infectious or contagious disease and that they are physically fit for the work required and for the conditions under which it is to be carried out;

(b) exemption of school teachers and pupils and of officials of the administration in general;

(c) the maintenance in each community of the number of adult able-bodied men indispensable for family and social life;

(d) respect for conjugal and family ties.

2. For the purposes of sub-paragraph *(c)* of the preceding paragraph, the regulations provided for in Article 28 of this Convention shall fix the proportion of the resident adult able-bodied males who may be taken at any one time for forced or compulsory labour, provided always that this proportion shall in no case exceed 25 per cent. In fixing this proportion the competent authority shall take account of the density of the population, of its social and physical development, of the seasons, and of the work which must be done by the persons concerned on their own behalf in their locality, and, generally, shall have regard to the economic and social necessities of the normal life of the community concerned.

Article 12

1. The maximum period for which any person may be taken for forced or compulsory labour of all kinds in any one period of twelve months shall not exceed sixty days, including the time spent in going to and from the place of work.

2. Every person from whom forced or compulsory labour is exacted shall be furnished with a certificate indicating the periods of such labour which he has completed.

Article 13

1. The normal working hours of any person from whom forced or compulsory labour is exacted shall be the same as those prevailing in the case of voluntary labour, and the hours worked in excess of the normal working hours shall be remunerated at the rates prevailing in the case of overtime for voluntary labour.

2. A weekly day of rest shall be granted to all persons from whom forced or compulsory labour of any kind is exacted and this day shall coincide as far as possible with the day fixed by tradition or custom in the territories or regions concerned.

Article 14

1. With the exception of the forced or compulsory labour provided for in Article 10 of this Convention, forced or compulsory labour of all kinds shall be remunerated in cash at rates not less than those prevailing for similar kinds of work either in the district in which the labour is employed or in the district from which the labour is recruited, whichever may be the higher.

2. In the case of labour to which recourse is had by chiefs in the exercise of their administrative functions, payment of wages in accordance with the provisions of the preceding paragraph shall be introduced as soon as possible.

3. The wages shall be paid to each worker individually and not to his tribal chief or to any other authority.

4. For the purpose of payment of wages the days spent in travelling to and from the place of work shall be counted as working days.

5. Nothing in this Article shall prevent ordinary rations being given as a part of wages, such rations to be at least equivalent in value to the money payment they are taken to represent, but deductions form wages shall not be made either for the payment of taxes or for special food, clothing or accommodation supplied to a worker for the purpose of maintaining him in a fit condition to carry on his work under the special conditions of any employment, or for the supply of tools.

Article 15

1. Any laws or regulations relating to workmen's compensation for accidents or sickness arising out of the employment of the worker and any

laws or regulations providing compensation for the dependants of deceased or incapacitated workers which are or shall be in force in the territory concerned shall be equally applicable to persons from whom forced or compulsory labour is exacted and to voluntary workers.

2. In any case it shall be an obligation on any authority employing any worker on forced or compulsory labour to ensure the subsistence of any such worker who, by accident or sickness arising out of his employment, is rendered wholly or partially incapable of providing for himself, and to take measures to ensure the maintenance of any persons actually dependent upon such a worker in the event of his incapacity or decease arising out of his employment.

Article 16

1. Except in cases of special necessity, persons from whom forced or compulsory labour is exacted shall not be transferred to districts where the food and climate differ so considerably from those to which they have been accustomed as to endanger their health.

2. In no case shall the transfer of such workers be permitted unless all measures relating to hygiene and accommodation which are necessary to adapt such workers to the conditions and to safeguard their health can be strictly applied.

3. When such transfer cannot be avoided, measures of gradual habituation to the new conditions of diet and of climate shall be adopted on competent medical advice.

4. In cases where such workers are required to perform regular work to which they are not accustomed, measures shall be taken to ensure their habituation to it, especially as regards progressive training, the hours of work and the provision of rest intervals, and any increase or amelioration of diet wich may be necessary.

Article 17

Before permitting recourse to forced or compulsory labour for works of construction or maintenance which entail the workers remaining at the workplaces for considerable periods, the competent authority shall satisfy itself—

(1) that all necessary measures are taken to safeguard the health of the workers and to guarantee the necessary medical care, and, in parti-

cular, *(a)* that the workers are medically examined before commencing the work and at fixed intervals during the period of service, *(b)* that there is an adequate medical staff, provided with the dispensaries, infirmaries, hospitals and equipment necessary to meet all requirements, and *(c)* that the sanitary conditions of the workplaces, the supply of drinking water, food, fuel, and cooking utensils, and, where necessary, of housing and clothing, are satisfactory;

(2) that definite arrangements are made to ensure the subsistence of the families of the workers, in particular by facilitating the remittance, by a safe method, of part of the wages to the family, at the request or with the consent of the workers;

(3) that the journeys of the workers to and from the workplaces are made at the expense and under the responsibility of the administration, which shall facilitate such journeys by making the fullest use of all available means of transport;

(4) that, in case of illness or accident causing incapacity to work of a certain duration, the worker is repatriated at the expense of the administration;

(5) that any worker who may wish to remain as a voluntary worker at the end of his period of forced or compulsory labour is permitted to do so without, for a period of two years, losing his right to repatriation free of expense to himself.

Article 18

1. Forced or compulsory labour for the transport of persons or goods, such as the labour of porters or boatmen, shall be abolished within the shortest possible period. Meanwhile the competent authority shall promulgate regulations determining, *inter alia*, *(a)* that such labour shall only be employed for the purpose of facilitating the movement of officials of the administration, when on duty, or for the transport of Government stores, or, in cases of very urgent necessity, the transport of persons other than officials, *(b)* that the workers so employed shall be medically certified to be physically fit, where medical examination is possible, and that where such medical examination is not practicable the person employing such workers shall be held responsible for ensuring that they are physically fit and not suffering from any infectious or contagious disease, *(c)* the maximum load which these workers may carry, *(d)* the maximum distance from their homes to which they may be taken, *(e)* the maximum number of days per month or other period for which they may be taken, including the days

spent in returning to their homes, and *(f)* the persons entitled to demand this form of forced or compulsory labour and the extent to which they are entitled to demand it.

2. In fixing the maxima referred to under *(c)*, *(d)* and *(e)* in the foregoing paragraph, the competent authority shall have regard to all relevant factors, including the physical development of the population from which the workers are recruited, the nature of the country through which they must travel and the climatic conditions.

3. The competent authority shall further provide that the normal daily journey of such workers shall not exceed a distance corresponding to an average working day of eight hours, it being understood that account shall be taken not only of the weight to be carried and the distance to be covered, but also of the nature of the road, the season and all other relevant factors, and that, where hours of journey in excess of the normal daily journey are exacted, they shall be remunerated at rates higher than the normal rates.

Article 19

1. The competent authority shall only authorise recourse to compulsory cultivation as a method of precaution against famine or a deficiency of food supplies and always under the condition that the food or produce shall remain the property of the individuals or the community producing it.

2. Nothing in this Article shall be construed as abrogating the obligation on members of a community, where production is organised on a communal basis by virtue of law or custom and where the produce or any profit accruing from the sale thereof remain the property of the community, to perform the work demanded by the community by virtue of law or custom.

Article 20

Collective punishment laws under which a community may be punished for crimes committed by any of its members shall not contain provisions for forced or compulsory labour by the community as one of the methods of punishment.

Article 21

Forced or compulsory labour shall not be used for work underground in mines.

Article 22

The annual reports that Members which ratify this Convention agree to make to the International Labour Office, pursuant to the provisions of Article 22 of the Constitution of the International Labour Organisation, on the measures they have taken to give effect to the provisions of this Convention, shall contain as full information as possible, in respect of each territory concerned, regarding the extent to which recourse has been had to forced or compulsory labour in that territory, the purposes for which it has been employed, the sickness and death rates, hours of work, methods of payment of wages and rates of wages, and any other relevant information.

Article 23

1. To give effect to the provisions of this Convention the competent authority shall issue complete and precise regulations governing the use of forced or compulsory labour.

2. These regulations shall contain, *inter alia*, rules permitting any person from whom forced or compulsory labour is exacted to forward all complaints relative to the conditions of labour to the authorities and ensuring that such complaints will be examined and taken into consideration.

Article 24

Adequate measures shall in all cases be taken to ensure that the regulations governing the employment of forced or compulsory labour are strictly applied, either by extending the duties of any existing labour inspectorate which has been established for the inspection of voluntary labour to cover the inspection of forced or compulsory labour or in some other appropriate manner. Measures shall also be taken to ensure that the regulations are brought to the knowledge of persons from whom such labour is exacted.

Article 25

The illegal exaction of forced or compulsory labour shall be punishable as a penal offence, and it shall be an obligation on any Member ratifying this Convention to ensure that the penalties imposed by law are really adequate and are strictly enforced.

Article 26

1. Each Member of the International Labour Organisation which ratifies this Convention undertakes to apply it to the territories placed under its

sovereignty, jurisdiction, protection, suzerainty, tutelage or authority, so far as it has the right to accept obligations affecting matters of internal jurisdiction; provided that, if such Member may desire to take advantage of the provisions of Article 35 of the Constitution of the International Labour Organisation, it shall append to its ratification a declaration stating—

(1) the territories to which it intends to apply the provisions of this Convention without modification;

(2) the territories to which it intends to apply the provisions of this Convention with modifications, together with details of the said modifications;

(3) the territories in respect of which it reserves its decision.

2. The aforesaid declaration shall be deemed to be an integral part of the ratification and shall have the force of ratification. It shall be open to any Member, by a subsequent declaration, to cancel in whole or in part the reservations made, in pursuance of the provisions of subparagraphs (2) and (3) of this Article, in the original declaration.

Article 27

The formal ratifications of this Convention under the conditions set forth in the Constitution of the International Labour Organisation shall be communicated to the Director-General of the International Labour Office for registration.

Article 28

1. This Convention shall be binding only upon those Members whose ratifications have been registered with the International Labour Office.

2. It shall come into force twelve months after the date on which the ratifications of two Members of the International Labour Organisation have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which the ratification has been registered.

Article 29

As soon as the ratifications of two Members of the International Labour Organisation have been registered with the International Labour Office, the Director-General of the International Labour Office shall so notify all the Members of the International Labour Organisation. He shall likewise notify them of the registration of ratifications which may be communicated subsequently by other Members of the Organisation.

Article 30

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered with the International Labour Office.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of five years and, thereafter, may denounce this Convention at the expiration of each period of five years under the terms provided for in this Article.

Article 31

At the expiration of each period of five years after the coming into force of this Convention, the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall consider the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 32

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, the ratification by a Member of the new revising Convention shall *ipso jure* involve denunciation of this Convention without any requirement of delay, notwithstanding the provisions of Article 30 above, if and when the new revising Convention shall have come into force.

2. As from the date of the coming into force of the new revising Convention, the present Convention shall cease to be open to ratification by the Members.

3. Nevertheless, this Convention shall remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 33

The French and English texts of this Convention shall both be authentic.

The foregoing is the authentic text of the Forced Labour Convention, 1930, as modified by the Final Articles Revision Convention, 1946.

The original text of the Convention was authenticated on 25 July 1930 by the signatures of E. Mahaim, President of the Conference, and Albert Thomas, Director of the International Labour Office.

The Convention first came into force on 1 May 1932.

IN FAITH WHEREOF I have, in pursuance of the provisions of Article 6 of the Final Articles Revision Convention, 1946, authenticated with my signature this thirty-first day of August 1948 two original copies of the text of the Convention as modified.

Edward PHELAN
Director-General
of the International Labour Office

CERTIFIED STATEMENT

This is to certify that the Forced Labour Convention, 1930, adopted by the International Labour Conference on 28 June 1930, at its Fourteenth Session, and which entered into force on 1 May 1932, has to date been ratified by the following countries and that these ratifications were duly registered on the dates indicated[1]:

Country	*Date of registration of ratification*	*Country*	*Date of registration of ratification*
* Australia	2. 1.1932	* Mexico	12. 5.1934
* Belgium	20. 1.1944	* Netherlands	31. 3.1933
Bulgaria	22. 9.1932	* New-Zealand	29. 3.1938
Chile	31. 5.1933	Nicaragua	12. 4.1934
* Denmark	11. 2.1932	* Norway	1. 7.1932
* Finland	13. 1.1936	Spain	29. 8.1932
* France	24. 6.1937	* Sweden	22.12.1931
* Ireland	2. 3.1931	* Switzerland	23. 5.1940
* Italy	18. 6.1934	* United Kingdom	3. 6.1931
Japan	21.11.1932	* Venezuela	20.11.1944
Liberia	1. 5.1931	Yugoslavia	4. 3.1933

Geneva, 10 August 1949.

For the Director-General

C. W. JENKS
Legal Adviser

[1] The names of Members Parties to the Final Articles Revision Convention, 1946, are marked by an asterisk.

No. 881

INTERNATIONAL LABOUR ORGANISATION

Convention (No. 87) concerning freedom of association and protection of the right to organize. Adopted by the General Conference of the International Labour Organisation at its thirty-first session, San Francisco, 9 July 1948

Official texts: English and French.
Registered by the International Labour Organisation on 19 July 1950.

ORGANISATION INTERNATIONALE DU TRAVAIL

Convention (nº 87) concernant la liberté syndicale et la protection du droit syndical. Adoptée par la Conférence générale de l'Organisation internationale du Travail à sa trente et unième session, San-Francisco, le 9 juillet 1948

Textes officiels anglais et français.
Enregistrée par l'Organisation internationale du Travail le 19 juillet 1950.

No. 881. CONVENTION[1] (No. 87) CONCERNING FREEDOM OF ASSOCIATION AND PROTECTION OF THE RIGHT TO ORGANIZE. ADOPTED BY THE GENERAL CONFERENCE OF THE INTERNATIONAL LABOUR ORGANISATION AT ITS THIRTY-FIRST SESSION, SAN FRANCISCO, 9 JULY 1948

The General Conference of the International Labour Organisation,

Having been convened at San Francisco by the Governing Body of the International Labour Office, and having met in its Thirty-first Session on 17 June 1948;

Having decided to adopt, in the form of a Convention, certain proposals concerning freedom of association and protection of the right to organise, which is the seventh item on the agenda of the session;

Considering that the Preamble to the Constitution[2] of the International Labour Organisation declares "recognition of the principle of freedom of association" to be a means of improving conditions of labour and of establishing peace;

Considering that the Declaration of Philadelphia reaffirms that "freedom of expression and of association are essential to sustained progress";

Considering that the International Labour Conference, at its Thirtieth Session, unanimously adopted the principles which should form the basis for international regulation;

Considering that the General Assembly of the United Nations, at its Second Session, endorsed these principles and requested the International Labour Organisation to continue every effort in order that it may be possible to adopt one or several international Conventions;

adopts this ninth day of July of the year one thousand nine hundred and forty-eight the following Convention, which may be cited as the Freedom of Association and Protection of the Right to Organise Convention, 1948:

[1] In accordance with article 15, the Convention came into force on 4 July 1950, twelve months after the date on which the ratifications of two members of the International Labour Organisation, i.e. the United Kingdom of Great Britain and Northern Ireland and Norway, had been registered with the Director-General of the International Labour Office. Thereafter the Convention comes into force for any member twelve months after the date on which its ratification has been so registered.

The ratifications by the following States have to date been registered with the Director-General of the International Labour Office on the dates indicated:

United Kingdom (with respect to Great Britain)	27 June	1949
Norway	4 July	1949
Sweden	25 November	1949
Finland	20 January	1950
Netherlands	7 March	1950
Mexico	1 April	1950

[2] United Nations, *Treaty Series*, Volume 15, page 40.

Part I. Freedom of Association

Article 1

Each Member of the International Labour Organisation for which this Convention is in force undertakes to give effect to the following provisions.

Article 2

Workers and employers, without distinction whatsoever, shall have the right to establish and, subject only to the rules of the organisation concerned, to join organisations of their own choosing without previous authorisation.

Article 3

1. Workers' and employers' organisations shall have the right to draw up their constitutions and rules, to elect their representatives in full freedom to organise their administration and activities and to formulate their programmes.

2. The public authorities shall refrain from any interference which would restrict this right or impede the lawful exercise thereof.

Article 4

Workers' and employers' organisations shall not be liable to be dissolved or suspended by administrative authority.

Article 5

Workers' and employers' organisations shall have the right to establish and join federations and confederations and any such organisation, federation or confederation shall have the right to affiliate with international organisations of workers and employers.

Article 6

The provisions of Articles 2, 3 and 4 hereof apply to federations and confederations of workers' and employers' organisations.

Article 7

The acquisition of legal personality by workers' and employers' organisations, federations and confederations shall not be made subject to conditions of such a character as to restrict the application of the provisions of Articles 2, 3 and 4 hereof.

Article 8

1. In exercising the rights provided for in this Convention workers and employers and their respective organisations, like other persons or organised collectivities, shall respect the law of the land.

2. The law of the land shall not be such as to impair, nor shall it be so applied as to impair, the guarantees provided for in this Convention.

Article 9

1. The extent to which the guarantees provided for in this Convention shall apply to the armed forces and the police shall be determined by national laws or regulations.

2. In accordance with the principle set forth in paragraph 8 of Article 19 of the Constitution of the International Labour Organisation the ratification of this Convention by any Member shall not be deemed to affect any existing law, award, custom or agreement in virtue of which members of the armed forces or the police enjoy any right guaranteed by this Convention.

Article 10

In this Convention the term "organisation" means any organisation of workers or of employers for furthering and defending the interests of workers or of employers.

PART II. PROTECTION OF THE RIGHT TO ORGANISE

Article 11

Each Member of the International Labour Organisation for which this Convention is in force undertakes to take all necessary and appropriate measures to ensure that workers and employers may exercise freely the right to organise.

PART III. MISCELLANEOUS PROVISIONS

Article 12

1. In respect of the territories referred to in Article 35 of the Constitution of the International Labour Organisation as amended by the Constitution of the International Labour Organisation Instrument of Amendment, 1946, other than the territories referred to in paragraphs 4 and 5 of the said Article as so amended, each Member of the Organisation which ratifies this Convention shall communicate to the Director-General of the International Labour Office with or as soon as possible after its ratification a declaration stating—

(*a*) the territories in respect of which it undertakes that the provisions of the Convention shall be applied without modification;

(*b*) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

(*c*) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

(*d*) the territories in respect of which it reserves its decision.

2. The undertakings referred to in subparagraph (*a*) and (*b*) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservations made in its original declaration in virtue of subparagraphs (*b*), (*c*) or (*d*) of paragraph 1 of this Article.

4. Any Member may, at any time at which this Convention is subject to denunciation in accordance with the provisions of Article 16, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 13

1. Where the subject matter of this Convention is within the self-governing powers of any non-metropolitan territory, the Member responsible for the international relations of that territory may, in agreement with the government of the territory, communicate to the Director-General of the International Labour Office a declaration accepting on behalf of the territory the obligations of this Convention.

2. A declaration accepting the obligations of this Convention may be communicated to the Director-General of the International Labour Office—

(*a*) by two or more Members of the Organisation in respect of any territory which is under their joint authority; or

(*b*) by any international authority responsible for the administration of any territory, in virtue of the Charter of the United Nations or otherwise, in respect of any such territory.

3. Declarations communicated to the Director-General of the International Labour Office in accordance with the preceding paragraphs of this Article shall indicate whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modifications; when the declaration indicates that the provisions of the Convention will be applied subject to modifications it shall give details of the said modifications.

4. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

5. The Member, Members or international authority concerned may, at any time at which this Convention is subject to denunciation in accordance with the provisions of Article 16, communicate to the Director-General of the International Labour Office a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Part IV. Final Provisions

Article 14

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 15

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 16

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 17

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications, declarations and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 18

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications, declarations and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 19

At the expiration of each period of ten years after the coming into force of this Convention, the Governing body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall consider the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 20

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides,

(*a*) the ratification by a Member of the new revising Convention shall *ipso jure* involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 16 above, if and when the new revising Convention shall have come into force;

(*b*) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 21

The English and French versions of the text of this Convention are equally authoritative.

The foregoing is the authentic text of the Convention duly adopted by the General Conference of the International Labour Organisation during its Thirty-first Session which was held at San Francisco and declared closed the tenth day of July 1948.

IN FAITH WHEREOF we have appended our signatures this thirty-first day of August 1948.

The President of the Conference
Justin GODART

The Director-General of the International Labour Office
Edward PHELAN

No. 1341

INTERNATIONAL LABOUR ORGANISATION

Convention (No. 98) concerning the application of the principles of the right to organise and to bargain collectively. Adopted by the General Conference of the International Labour Organisation at its thirty-second session, Geneva, 1 July 1949

Official texts: English and French.
Registered by the International Labour Organisation on 24 July 1951.

ORGANISATION INTERNATIONALE DU TRAVAIL

Convention (n° 98) concernant l'application des principes du droit d'organisation et de négociation collective. Adoptée par la Conférence générale de l'Organisation internationale du Travail à sa trente-deuxième session, Genève, 1er juillet 1949

Textes officiels anglais et français.
Enregistrée par l'Organisation internationale du Travail le 24 juillet 1951.

No. 1341. CONVENTION (No. 98)[1] CONCERNING THE APPLICATION OF THE PRINCIPLES OF THE RIGHT TO ORGANISE AND TO BARGAIN COLLECTIVELY. ADOPTED BY THE GENERAL CONFERENCE OF THE INTERNATIONAL LABOUR ORGANISATION AT ITS THIRTY-SECOND SESSION, GENEVA, 1 JULY 1949

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Thirty-second Session on 8 June 1949, and

Having decided upon the adoption of certain proposals concerning the application of the principles of the right to organise and to bargain collectively, which is the fourth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts this first day of July of the year one thousand nine hundred and forty-nine the following Convention, which may be cited as the Right to Organise and Collective Bargaining Convention, 1949 :

Article 1

1. Workers shall enjoy adequate protection against acts of anti-union discrimination in respect of their employment.

2. Such protection shall apply more particularly in respect of acts calculated to—

(*a*) make the employment of a worker subject to the condition that he shall not join a union or shall relinquish trade union membership;

[1] In accordance with article 8, the Convention came into force on 18 July 1951, twelve months after the date on which the ratifications of two members of the International Labour Organisation, i.e., United Kingdom of Great Britain and Northern Ireland, and Sweden, had been registered with the Director-General of the International Labour Office. Thereafter the Convention comes into force for any member twelve months after the date on which its ratification has been so registered.

The Convention has been ratified by the following States and these ratifications were registered with the Director-General of the International Labour Office on the dates indicated :

United Kingdom of Great Britain and Northern Ireland	30 June 1950
Sweden	18 July 1950

(*b*) cause the dismissal of or otherwise prejudice a worker by reason of union membership or because of participation in union activities outside working hours or, with the consent of the employer, within working hours.

Article 2

1. Workers' and employers' organisations shall enjoy adequate protection against any acts of interference by each other or each other's agents or members in their establishment, functioning or administration.

2. In particular, acts which are designed to promote the establishment of workers' organisations under the domination of employers or employers' organisations, or to support workers' organisations by financial or other means, with the object of placing such organisations under the control of employers or employers' organisations, shall be deemed to constitute acts of interference within the meaning of this Article.

Article 3

Machinery appropriate to national conditions shall be established, where necessary, for the purpose of ensuring respect for the right to organise as defined in the preceding articles.

Article 4

Measures appropriate to national conditions shall be taken, where necessary, to encourage and promote the full development and utilisation of machinery for voluntary negotiation between employers or employers' organisations and workers' organisations, with a view to the regulation of terms and conditions of employment by means of collective agreements.

Article 5

1. The extent to which the guarantees provided for in this Convention shall apply to the armed forces and the police shall be determined by national laws or regulations.

2. In accordance with the principle set forth in paragraph 8 of Article 19 of the Constitution[1] of the International Labour Organisation the ratification of this Convention by any Member shall not be deemed to affect any existing law, award, custom or agreement in virtue of which members of the armed forces or the police enjoy any right guaranteed by this Convention.

[1] United Nations, *Treaty Series*, Vol. 15, p. 40.

Article 6

This Convention does not deal with the position of public servants engaged in the administration of the State, nor shall it be construed as prejudicing their rights or status in any way.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 9

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 2 of Article 35 of the Constitution of the International Labour Organisation shall indicate—

(*a*) the territories in respect of which the Member concerned undertakes that the provisions of the Convention shall be applied without modification;

(*b*) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

(*c*) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

(*d*) the territories in respect of which it reserves its decision pending further consideration of the position.

2. The undertakings referred to in subparagraphs (*a*) and (*b*) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservation made in its original declaration in virtue of subparagraph (*b*), (*c*) or (*d*) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 11, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 10

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraphs 4 or 5 of Article 35 of the Constitution of the International Labour Organisation shall indicate whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modifications; when the declaration indicates that the provisions of the Convention will be applied subject to modifications, it shall give details of the said modifications.

2. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

3. The Member, Members or international authority concerned may, at any time at which this Convention is subject to denunciation in accordance with the provisions of Article 11, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Article 11

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 12

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications, declarations and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 13

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications, declarations and acts of denunciation registered by him in accordance with the provisions of the preceding articles.

Article 14

At the expiration of each period of ten years after the coming into force of this Convention, the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall consider the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 15

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides—

(*a*) the ratification by a Member of the new revising Convention shall *ipso jure* involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 11 above, if and when the new revising Convention shall have come into force;

(*b*) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 16

The English and French versions of the text of this Convention are equally authoritative.

The foregoing is the authentic text of the Convention duly adopted by the General Conference of the International Labour Organisation during its Thirty-second Session which was held at Geneva and declared closed the second day of July 1949.

IN FAITH WHEREOF we have appended our signatures this eighteenth day of August 1949.

The President of the Conference:
Guildhaume MYRDDIN-EVANS

The Director-General of the International Labour Office:
David A. MORSE

No. 2181

INTERNATIONAL LABOUR ORGANISATION

Convention (No. 100) concerning equal remuneration for men and women workers for work of equal value. Adopted by the General Conference of the International Labour Organisation at its thirty-fourth session, Geneva, 29 June 1951

Official texts: English and French.

Registered by the International Labour Organisation on 28 May 1953.

ORGANISATION INTERNATIONALE DU TRAVAIL

Convention (n° 100) concernant l'égalité de rémunération entre la main-d'œuvre masculine et la main-d'œuvre féminine pour un travail de valeur égale. Adoptée par la Conférence générale de l'Organisation internationale du Travail à sa trente-quatrième session, Genève, 29 juin 1951

Textes officiels anglais et français.

Enregistré par l'Organisation internationale du Travail le 28 mai 1953.

No. 2181. CONVENTION[1] (No. 100) CONCERNING EQUAL REMUNERATION FOR MEN AND WOMEN WORKERS FOR WORK OF EQUAL VALUE. ADOPTED BY THE GENERAL CONFERENCE OF THE INTERNATIONAL LABOUR ORGANISATION AT ITS THIRTY-FOURTH SESSION, GENEVA, 29 JUNE 1951

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Thirty-fourth Session on 6 June 1951, and

Having decided upon the adoption of certain proposals with regard to the principle of equal remuneration for men and women workers for work of equal value, which is the seventh item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts this twenty-ninth day of June of the year one thousand nine hundred and fifty-one the following Convention, which may be cited as the Equal Remuneration Convention, 1951 :

Article 1

For the purpose of this Convention—

(*a*) the term " remuneration " includes the ordinary, basic or minimum wage or salary and any additional emoluments whatsoever payable directly or indirectly, whether in cash or in kind, by the employer to the worker and arising out of the workers' employment;

(*b*) the term " equal remuneration for men and women workers for work of equal value " refers to rates of remuneration established without discrimination based on sex.

[1] In accordance with article 6, the Convention came into force on 23 May 1953, twelve months after the date on which the ratifications of two Members of the International Labour Organisation had been registered with the Director-General of the International Labour Office. Thereafter it comes into force for any Member twelve months after the date on which its ratification has been so registered. The ratifications of the following States were registered with the Director-General of the International Labour Office on the dates indicated :

Yugoslavia	21 May 1952	Mexico	23 August 1952
Belgium*	23 May 1952	France	10 March 1953

* The Convention does not apply to the territories of the Belgian Congo or Ruanda-Urundi.

Article 2

1. Each Member shall, by means appropriate to the methods in operation for determining rates of remuneration, promote and, in so far as is consistent with such methods, ensure the application to all workers of the principle of equal remuneration for men and women workers for work of equal value.

2. This principle may be applied by means of—

(*a*) national laws or regulations;

(*b*) legally established or recognised machinery for wage determination;

(*c*) collective agreements between employers and workers; or

(*d*) a combination of these various means.

Article 3

1. Where such action will assist in giving effect to the provisions of this Convention, measures shall be taken to promote objective appraisal of jobs on the basis of the work to be performed.

2. The methods to be followed in this appraisal may be decided upon by the authorities responsible for the determination of rates of remuneration, or, where such rates are determined by collective agreements, by the parties thereto.

3. Differential rates between workers, which correspond, without regard to sex, to differences, as determined by such objective appraisal, in the work to be performed, shall not be considered as being contrary to the principle of equal remuneration for men and women workers for work of equal value.

Article 4

Each Member shall co-operate as appropriate with the employers' and workers' organisations concerned for the purpose of giving effect to the provisions of this Convention.

Article 5

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 6

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 7

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 2 of Article 35 of the Constitution[1] of the International Labour Organisation shall indicate—

(*a*) the territories in respect of which the Member concerned undertakes that the provisions of the Convention shall be applied without modification;
(*b*) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;
(*c*) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;
(*d*) the territories in respect of which it reserves its decisions pending further consideration of the position.

2. The undertakings referred to in subparagraphs (*a*) and (*b*) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservation made in its original declaration by virtue of subparagraphs (*b*), (*c*) or (*d*) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 9, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 8

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraphs 4 or 5 of Article 35 of the Constitution of the International Labour Organisation shall indicate whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modification; when the declaration indicates that the provisions of the Convention will be applied subject to modifications, it shall give details of the said modifications.

[1] United Nations, *Treaty Series*, Vol. 15, p. 35; Vol. 18, p. 386, and Vol. 20, p. 307.

2. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

3. The Member, Members or international authority concerned may, at any time at which this Convention is subject to denunciation in accordance with the provisions of Article 9, communicate to the Director General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications, declarations and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications, declarations and acts of denunciation registered by him in accordance with the provisions of the preceding articles.

Article 12

At such times as it may consider necessary, the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides—

(*a*) the ratification by a Member of the new revising Convention shall *ipso jure* involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;
(*b*) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

The foregoing is the authentic text of the Convention duly adopted by the General Conference of the International Labour Organisation during its Thirty-fourth Session which was held at Geneva and declared closed the twenty-ninth day of June 1951.

IN FAITH WHEREOF we have appended our signatures this second day of August 1951.

The President of the Conference:
RAPPARD

The Director-General of the International Labour Office:
David A. MORSE

No. 4648

INTERNATIONAL LABOUR ORGANISATION

Convention (No. 105) concerning the abolition of forced labour. Adopted by the General Conference of the International Labour Organisation at its fortieth session, Geneva, 25 June 1957

Official texts: English and French.

Registered by the International Labour Organisation on 28 January 1959.

ORGANISATION INTERNATIONALE DU TRAVAIL

Convention (n° 105) concernant l'abolition du travail forcé. Adoptée par la Conférence générale de l'Organisation internationale du Travail à sa quarantième session, Genève, 25 juin 1957

Textes officiels anglais et français.

Enregistrée par l'Organisation internationale du Travail le 28 janvier 1959.

No. 4648. CONVENTION[1] (No. 105) CONCERNING THE ABOLITION OF FORCED LABOUR. ADOPTED BY THE GENERAL CONFERENCE OF THE INTERNATIONAL LABOUR ORGANISATION AT ITS FORTIETH SESSION, GENEVA, 25 JUNE 1957

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fortieth Session on 5 June 1957, and

Having considered the question of forced labour, which is the fourth item on the agenda of the session, and

Having noted the provisions of the Forced Labour Convention, 1930,[2] and

Having noted that the Slavery Convention, 1926,[3] provides that all necessary measures shall be taken to prevent compulsory or forced labour from developing into conditions analogous to slavery and that the Supplementary Convention on the Abolition of Slavery, the Slave Trade and Institutions and Practices Similar to Slavery, 1956,[4] provides for the complete abolition of debt bondage and serfdom, and

Having noted that the Protection of Wages Convention, 1949,[5] provides that wages shall be paid regularly and prohibits methods of payment which deprive the worker of a genuine possibility of terminating his employment, and

Having decided upon the adoption of further proposals with regard to the abolition of certain forms of forced or compulsory labour constituting a violation of the rights of man referred to in the Charter of the United Nations and enunciated by the Universal Declaration of Human Rights,[6] and

Having determined that these proposals shall take the form of an international Convention,

[1] See footnote 1 on p. 294.

[2] De Martens, *Nouveau Recueil général de Traités*, troisième série, tome XXVII, p. 471. For Convention (No. 29) concerning forced or compulsory labour, adopted by the General Conference of the International Labour Organisation at its fourteenth session, Geneva, 28 June 1930, as modified by the Final Articles Revision Convention, 1946, see United Nations, *Treaty Series*, Vol. 39, p. 55; Vol. 54, p. 403; Vol. 104, p. 347; Vol. 133, p. 336; Vol. 167, p. 264; Vol. 172, p. 337; Vol. 196, p. 337; Vol. 198, p. 376; Vol. 202, p. 328; Vol. 210, p. 328; Vol. 211, p. 389; Vol. 225, p. 256; Vol. 248, p. 398; Vol. 249, p. 448; Vol. 253, p. 381; Vol. 256, p. 331; Vol. 261, p. 389; Vol. 266, p. 373; Vol. 268, p. 355; Vol. 269, p. 278; Vol. 272, p. 251; Vol. 280, p. 349; Vol. 282, p. 358; Vol. 285, p. 371; Vol. 287, p. 342; Vol. 293, p. 367, and Vol. 312, p. 403.

[3] League of Nations, *Treaty Series*, Vol. LX, p. 253; Vol. LXIX, p. 114; Vol. LXXII, p. 485; Vol. LXXXIII, p. 416; Vol. LXXXVIII, p. 356; Vol. XCVI, p. 192; Vol. C, p. 221; Vol. CIV, p. 511; Vol. CVII, p. 491; Vol. CXXX, p. 444; Vol. CXXXVIII, p. 440; Vol. CLII, p. 296; Vol. CLX, p. 342; Vol. CLXXII, p. 410; Vol. CLXXVII, p. 393; Vol. CLXXXV, p. 387, and Vol. CC, p. 502.

[4] See footnote 1, p 347 of this volume.

[5] United Nations, *Treaty Series*, Vol. 138, p. 225; Vol. 149, p. 408; Vol. 184, p. 361; Vol. 188, p. 390; Vol. 196, p. 353; Vol. 201, p. 378; Vol. 212, p. 398; Vol. 219, p. 352; Vol. 222, p. 420; Vol. 231, p. 364; Vol. 248, p. 407; Vol. 253, p. 395; Vol. 258, p. 402; Vol. 266, p. 414; Vol. 272, p. 261; Vol. 293, p. 382; Vol. 300, p. 374; Vol. 302, p. 363; Vol. 304, p. 406, and Vol. 312, p. 420.

[6] United Nations, *Official Records of the Third Session of the General Assembly*, Part I (A/810), p. 71.

adopts this twenty-fifth day of June of the year one thousand nine hundred and fifty-seven the following Convention, which may be cited as the Abolition of Forced Labour Convention, 1957:

Article 1

Each Member of the International Labour Organisation which ratifies this Convention undertakes to suppress and not to make use of any form of forced or compulsory labour—

[1] Came into force on 17 January 1959, twelve months after the date on which the ratifications of two Members had been registered with the Director-General of the International Labour Office, in accordance with article 4. Following is the list of States on behalf of which ratifications were registered with the Director-General of the International Labour Office, indicating the dates of registration and the effective dates of ratifications:

States	*Date of registration*	*Effective date*
United Kingdom of Great Britain and Northern Ireland*	30 December 1957	17 January 1959
Denmark (Applicable, without modification, to Greenland and to the Faroe Islands.)	17 January 1958	17 January 1959
Haiti	4 March 1958	4 March 1959
Austria	5 March 1958	5 March 1959
Jordan	31 March 1958	31 March 1959
Israel	10 April 1958	10 April 1959
Norway	14 April 1958	14 April 1959
Cuba	2 June 1958	2 June 1959
Sweden	2 June 1958	2 June 1959
Ireland	11 June 1958	11 June 1959
Dominican Republic	23 June 1958	23 June 1959
Switzerland	18 July 1958	18 July 1959
Poland	30 July 1958	30 July 1959
Honduras	4 August 1958	4 August 1959
Federation of Malaya	13 October 1958	13 October 1959
United Arab Republic	23 October 1958	23 October 1959
El Salvador	18 November 1958	18 November 1959
Ghana	15 December 1958	15 December 1959
Tunisia	12 January 1959	12 January 1960

* By declarations, registered on the dates indicated below, the Government of the United Kingdom undertook to apply the provisions of the Convention or accepted the obligations thereof on behalf of and with the agreement of the Governments concerned in respect of the following territories:

Declarations registered on 10 June 1958:

Without modification: Aden Colony, Antigua (Federation of the West Indies), Bermuda, British Guiana, British Somaliland, Brunei, Dominica (F.W.I.), Gibraltar, Grenada (F.W.I.), Malta, Mauritius, Montserrat (F.W.I.), North Borneo, St. Helena, St. Vincent (F.W.I.), Sarawak, Sierra Leone, Singapore.

Declarations registered on 8 July 1958:

Without modification: British Virgin Islands, Falkland Islands, Gilbert and Ellice Islands.

Declaration registered on 16 July 1958:

Without modification: Bahamas.

Declaration registered on 28 July 1958:

Without modification: Seychelles.

Declarations registered on 20 August 1958:

Without modification: Barbados (F.W.I.), Jamaica (F.W.I.), St. Kitts (F.W.I.), St. Lucia (F.W.I.), Trinidad (F.W.I.).

Declarations registered on 31 August 1958:

With modifications: Basutoland, Bechuanaland Protectorate, Swaziland.

Article 2. — Certain limited services which fall within the terms of article 1 (*b*) may still be exacted by local tribal authorities.

(*a*) as a means of political coercion or education or as a punishment for holding or expressing political views or views ideologically opposed to the established political, social or economic system;

(*b*) as a method of mobilising and using labour for purposes of economic development;
(*c*) as a means of labour discipline;
(*d*) as a punishment for having participated in strikes;
(*e*) as a means of racial, social, national or religious discrimination.

Article 2

Each Member of the International Labour Organisation which ratifies this Convention undertakes to take effective measures to secure the immediate and complete abolition of forced or compulsory labour as specified in Article 1 of this Convention.

Article 3

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 4

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 5

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 6

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 7

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 8

At such times as it may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 9

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides—

(*a*) the ratification by a Member of the new revising Convention shall *ipso jure* involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 5 above, if and when the new revising Convention shall have come into force;

(*b*) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 10

The English and French versions of the text of this Convention are equally authoritative.

The foregoing is the authentic text of the Convention duly adopted by the General Conference of the International Labour Organisation during its Fortieth Session which was held at Geneva and declared closed the twenty-seventh day of June 1957.

IN FAITH WHEREOF we have appended our signatures this fourth day of July 1957.

The President of the Conference,
Harold HOLT

The Director-General of the International Labour Office,
David A. MORSE

No. 5181

INTERNATIONAL LABOUR ORGANISATION

Convention (No. 111) concerning discrimination in respect of employment and occupation. Adopted by the General Conference of the International Labour Organisation at its forty-second session, Geneva, 25 June 1958

Official texts: English and French.

Registered by the International Labour Organisation on 17 June 1960.

ORGANISATION INTERNATIONALE DU TRAVAIL

Convention (n° 111) concernant la discrimination en matière d'emploi et de profession. Adoptée par la Conférence générale de l'Organisation internationale du Travail à sa quarante-deuxième session, Genève, 25 juin 1958

Textes officiels anglais et français.

Enregistrée par l'Organisation internationale du Travail le 17 juin 1960.

No. 5181. CONVENTION[1] (No. 111) CONCERNING DISCRIMINATION IN RESPECT OF EMPLOYMENT AND OCCUPATION. ADOPTED BY THE GENERAL CONFERENCE OF THE INTERNATIONAL LABOUR ORGANISATION AT ITS FORTY-SECOND SESSION, GENEVA, 25 JUNE 1958

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Forty-second Session on 4 June 1958, and

Having decided upon the adoption of certain proposals with regard to discrimination in the field of employment and occupation, which is the fourth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention, and

Considering that the Declaration of Philadelphia affirms that all human beings, irrespective of race, creed or sex, have the right to pursue both their material well-being and their spiritual development in conditions of freedom and dignity, of economic security and equal opportunity, and

Considering further that discrimination constitutes a violation of rights enunciated by the Universal Declaration of Human Rights,[2]

adopts this twenty-fifth day of the year one thousand nine hundred and fifty-eight the following Convention, which may be cited as the Discrimination (Employment and Occupation) Convention, 1958 :

Article 1

1. For the purpose of this Convention the term " discrimination " includes—

(*a*) any distinction, exclusion or preference made on the basis of race, colour, sex, religion, political opinion, national extraction or social origin, which has the

[1] In accordance with article 8, the Convention came into force on 15 June 1960, twelve months after the date on which the ratifications of two Members had been registered with the Director-General of the International Labour Office. Thereafter, the Convention shall come into force for any Member twelve months after the date on which its ratification has been registered. The ratifications on behalf of the following Members have been registered with the Director-General of the International Labour Office on the dates indicated :

Israel	12 January 1959	Norway	24 September 1959
Iraq	15 June 1959	Portugal	19 November 1959
Liberia	22 July 1959	United Arab Republic	10 May 1960
Tunisia	14 September 1959		

[2] United Nations, *Official Records of the Third Session of the General Assembly, Part I* (A/810), p. 71.

effect of nullifying or impairing equality of opportunity or treatment in employment or occupation;

(*b*) such other distinction, exclusion or preference which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation as may be determined by the Member concerned after consultation with representative employers' and workers' organisations, where such exist, and with other appropriate bodies.

2. Any distinction, exclusion or preference in respect of a particular job based on the inherent requirements thereof shall not be deemed to be discrimination.

3. For the purpose of this Convention the terms " employment " and " occupation " include access to vocational training, access to employment and to particular occupations, and terms and conditions of employment.

Article 2

Each Member for which this Convention is in force undertakes to declare and pursue a national policy designed to promote, by methods appropriate to national conditions and practice, equality of opportunity and treatment in respect of employment and occupation, with a view to eliminating any discrimination in respect thereof.

Article 3

Each Member for which this Convention is in force undertakes, by methods appropriate to national conditions and practice—

(*a*) to seek the co-operation of employers' and workers' organisations and other appropriate bodies in promoting the acceptance and observance of this policy;

(*b*) to enact such legislation and to promote such educational programmes as may be calculated to secure the acceptance and observance of the policy;

(*c*) to repeal any statutory provisions and modify any administrative instructions or practices which are inconsistent with the policy;

(*d*) to pursue the policy in respect of employment under the direct control of a national authority;

(*e*) to ensure observance of the policy in the activities of vocational guidance, vocational training and placement services under the direction of a national authority;

(*f*) to indicate in its annual reports on the application of the Convention the action taken in pursuance of the policy and the results secured by such action.

Article 4

Any measures affecting an individual who is justifiably suspected of, or engaged in, activities prejudicial to the security of the State shall not be deemed to be discrimination, provided that the individual concerned shall have the right to appeal to a competent body established in accordance with national practice.

Article 5

1. Special measures of protection or assistance provided for in other Conventions or Recommendations adopted by the International Labour Conference shall not be deemed to be discrimination.

2. Any Member may, after consultation with representative employers' and workers' organisations, where such exist, determine that other special measures designed to meet the particular requirements of persons who, for reasons such as sex, age, disablement, family responsibilities or social or cultural status, are generally recognised to require special protection or assistance, shall not be deemed to be discrimination.

Article 6

Each Member which ratifies this Convention undertakes to apply it to non-metropolitan territories in accordance with the provisions of the Constitution of the International Labour Organisation.[1]

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered.

[1] United Nations, *Treaty Series*, Vol. 15, p. 40.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

At such times as it may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides—

(*a*) the ratification by a Member of the new revising Convention shall *ipso jure* involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

(*b*) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

The foregoing is the authentic text of the Convention duly adopted by the General Conference of the International Labour Organisation during its Forty-second Session which was held at Geneva and declared closed the twenty-sixth day of June 1958.

IN FAITH WHEREOF we have appended our signatures this fifth day of July 1958.

The President of the Conference :
B. K. DAS

The Director-General of the International Labour Office :
David A. MORSE

No. 12659

MULTILATERAL

Convention (No. 135) concerning protection and facilities to be afforded to workers' representatives in the undertaking. Adopted by the General Conference of the International Labour Organisation at its fifty-sixth session, Geneva, 23 June 1971

Authentic texts: English and French.

Registered by the International Labour Organisation on 24 July 1973.

MULTILATÉRAL

Convention (n° 135) concernant la protection des représentants des travailleurs dans l'entreprise et les facilités à leur accorder. Adoptée par la Conférence générale de l'Organisation internationale du Travail à sa cinquante-sixième session, Genève, 23 juin 1971

Textes authentiques : anglais et français.

Enregistrée par l'Organisation internationale du Travail le 24 juillet 1973.

CONVENTION[1] CONCERNING PROTECTION AND FACILITIES TO BE AFFORDED TO WORKERS' REPRESENTATIVES IN THE UNDERTAKING

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fifty-sixth Session on 2 June 1971, and

Noting the terms of the Right to Organise and Collective Bargaining Convention, 1949,[2] which provides for protection of workers against acts of anti-union discrimination in respect of their employment, and

Considering that it is desirable to supplement these terms with respect to workers' representatives, and

[1] Came into force on 30 June 1973 for the following two members of the International Labour Organisation, i.e. twelve months after their ratifications had been registered by the Director-General of the International Labour Office, on the dates indicated, in accordance with article 8 (2):

Niger	5 April 1972
France	30 June 1972

Thereafter, ratifications by the following members of the International Labour Organisation have been registered by the Director-General of the International Labour Office on the dates indicated, to take effect twelve months after those dates, in accordance with article 8 (3):

Iraq	27 July 1972 (To take effect on 27 July 1973.)
Sweden	11 August 1972 (To take effect on 11 August 1973.)
Hungary	11 September 1972 (To take effect on 11 September 1973.)
Cuba	17 November 1972 (To take effect on 17 November 1973.)
Spain	21 December 1972 (To take effect on 21 December 1973.)
Ivory Coast	21 February 1973 (To take effect on 21 February 1974.)
United Kingdom of Great Britain and Northern Ireland	15 March 1973 (To take effect on 15 March 1974.)
Zambia	24 May 1973 (To take effect on 24 May 1974.)

[2] United Nations, *Treaty Series*, vol. 96, p. 257.

Having decided upon the adoption of certain proposals with regard to protection and facilities afforded to workers' representatives in the undertaking, which is the fifth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international convention,

adopts this twenty-third day of June of the year one thousand nine hundred and seventy-one the following convention, which may be cited as the Workers' Representatives Convention, 1971:

Article 1. Workers' representatives in the undertaking shall enjoy effective protection against any act prejudicial to them, including dismissal, based on their status or activities as a workers' representative or on union membership or participation in union activities, in so far as they act in conformity with existing laws or collective agreements or other jointly agreed arrangements.

Article 2. 1. Such facilities in the undertaking shall be afforded to workers' representatives as may be appropriate in order to enable them to carry out their functions promptly and efficiently.

2. In this connection account shall be taken of the characteristics of the industrial relations system of the country and the needs, size and capabilities of the undertaking concerned.

3. The granting of such facilities shall not impair the efficient operation of the undertaking concerned.

Article 3. For the purpose of this Convention the term "workers' representatives" means persons who are recognised as such under national law or practice, whether they are

(a) trade union representatives, namely, representatives designated or elected by trade unions or by the members of such unions; or

(b) elected representatives, namely, representatives who are freely elected by the workers of the undertaking in accordance with provisions of national laws or regulations or of collective agreements and whose functions do not include activities which are recognised as the exclusive prerogative of trade unions in the country concerned.

Article 4. National laws or regulations, collective agreements, arbitration awards or court decisions may determine the type or types of workers' representatives which shall be entitled to the protection and facilities provided for in this Convention.

Article 5. Where there exist in the same undertaking both trade union representatives and elected representatives, appropriate measures shall be taken, wherever necessary, to ensure that the existence of elected representatives is not used to undermine the position of the trade unions concerned or their representatives and to encourage co-operation on all relevant matters between the elected representatives and the trade unions concerned and their representatives.

Article 6. Effect may be given to this Convention through national laws or regulations or collective agreements, or in any other manner consistent with national practice.

Article 7. The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8. 1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 9. 1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this article.

Article 10. 1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11. The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12. At such times as it may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13. 1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides

(a) the ratification by a Member of the new revising Convention shall *ipso jure* involve the immediate denunciation of this Convention, notwithstanding the provisions of article 9 above, if and when the new revising Convention shall have come into force;

(b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14. The English and French versions of the text of this Convention are equally authoritative.

The foregoing is the authentic text of the Convention duly adopted by the General Conference of the International Labour Organisation during its Fifty-sixth Session which was held at Geneva and declared closed the twenty-third day of June 1971.

IN FAITH WHEREOF we have appended our signatures this thirtieth day of June 1971.

No. 14862

MULTILATERAL

Convention (No. 138) concerning minimum age for admission to employment. Adopted by the General Conference of the International Labour Organisation at its fifty-eighth session, Geneva, 26 June 1973

Authentic texts: English and French.

Registered by the International Labour Organisation on 19 July 1976.

MULTILATÉRAL

Convention (n° 138) concernant l'âge minimum d'admission à l'emploi. Adoptée par la Conférence générale de l'Organisation internationale du Travail à sa cinquante-huitième session, Genève, 26 juin 1973

Textes authentiques : anglais et français.

Enregistrée par l'Organisation internationale du Travail le 19 juillet 1976.

CONVENTION[1] CONCERNING MINIMUM AGE FOR ADMISSION TO EMPLOYMENT

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fifty-eighth Session on 6 June 1973, and

Having decided upon the adoption of certain proposals with regard to minimum age for admission to employment, which is the fourth item on the agenda of the session, and

Noting the terms of the Minimum Age (Industry) Convention, 1919,[2] the Minimum Age (Sea) Convention, 1920,[3] the Minimum Age (Agriculture) Convention, 1921,[4] the Minimum Age (Trimmers and Stokers) Convention, 1921,[5] the Minimum Age (Non-Industrial Employment) Convention, 1932,[6] the Minimum Age (Sea) Convention (Revised), 1936,[7] the Minimum Age (Industry) Convention (Revised), 1937,[8] the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937,[9] the Minimum Age (Fishermen) Convention, 1959,[10] and the Mimimum Age (Underground Work) Convention, 1965,[11] and

Considering that the time has come to establish a general instrument on the subject, which would gradually replace the existing ones applicable to limited economic sectors, with a view to achieving the total abolition of child labour, and

[1] Came into force on 19 June 1976 in respect of the two following members of the International Labour Organisation, i.e. 12 months after their ratifications had been registered with the Director-General of the International Labour Office, on the dates indicated, in accordance with article 12 (2):

State	*Date of deposit*
Cuba (Specifying, pursuant to article 2, paragraph 1 of the Convention, that the minimum age for admission to employment is 15 years.)	7 March 1975
Libyan Arab Republic (Specifying, pursuant to article 2, paragraph 1 of the Convention, that the minimum age for admission to employment is 18 years.)	19 June 1975

Thereafter, the ratifications by the following States were registered with the Director-General of the International Labour Office on the dates indicated, to take effect 12 months after such registration, in accordance with article 12(3):

State	*Date of deposit*
Romania (With effect from 19 November 1976. Specifying, pursuant to article 2, paragraph 1 of the Convention, that the minimum age for admission to employment is 16 years.)	19 November 1975
Finland (With effect from 13 January 1977. Specifying, pursuant to article 2, paragraph 1 of the Convention, that a person not less than 15 years of age and no longer subject to compulsory schooling may be admitted to work.)	13 January 1976
Zambia (With effect from 9 February 1977. Specifying, pursuant to article 2, paragraph 1 of the Convention, that the minimum age for admission to employment is 15 years.)	9 February 1976
Federal Republic of Germany (With effect from 8 April 1977. Specifying, pursuant to article 2, paragraph 1 of the Convention, that the minimum age for admission to employment is 15 years.)	8 April 1976
Costa Rica (With effect from 11 June 1977. Specifying, pursuant to article 2, paragraph 1 of the Convention, that the minimum age for admission to employment is 15 years.)	11 June 1976

[2] United Nations, *Treaty Series*, vol. 38, p. 81.
[3] *Ibid.*, p. 109.
[4] *Ibid.*, p. 143.
[5] *Ibid.*, p. 203.
[6] *Ibid.*, vol. 39, p. 133.
[7] *Ibid.*, vol. 40, p. 205.
[8] *Ibid.*, p. 217.
[9] *Ibid.*, vol. 78, p. 181.
[10] *Ibid.*, vol. 413, p. 147.
[11] *Ibid.*, vol. 610, p. 79.

Having determined that this instrument shall take the form of an international Convention,

Adopts this twenty-sixth day of June of the year one thousand nine hundred and seventy-three the following Convention, which may be cited as the Minimum Age Convention, 1973:

Article 1. Each Member for which this Convention is in force undertakes to pursue a national policy designed to ensure the effective abolition of child labour and to raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons.

Article 2. 1. Each Member which ratifies this Convention shall specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory and on means of transport registered in its territory; subject to Articles 4 to 8 of this Convention, no one under that age shall be admitted to employment or work in any occupation.

2. Each Member which has ratified this Convention may subsequently notify the Director-General of the International Labour Office, by further declarations, that it specifies a minimum age higher than that previously specified.

3. The minimum age specified in pursuance of paragraph 1 of this Article shall not be less than the age of completion of compulsory schooling and, in any case, shall not be less than 15 years.

4. Notwithstanding the provisions of paragraph 3 of this Article, a Member whose economy and educational facilities are insufficiently developed may, after consultation with the organisations of employers and workers concerned, where such exist, initially specify a minimum age of 14 years.

5. Each Member which has specified a minimum age of 14 years in pursuance of the provisions of the preceding paragraph shall include in its reports on the application of this Convention submitted under article 22 of the Constitution of the International Labour Organisation[1] a statement

(*a*) that its reason for doing so subsists; or

(*b*) that it renounces its right to avail itself of the provisions in question as from a stated date.

Article 3. 1. The minimum age for admission to any type of employment or work which by its nature or the circumstances in which it is carried out is likely to jeopardise the health, safety or morals of young persons shall not be less than 18 years.

2. The types of employment or work to which paragraph 1 of this Article applies shall be determined by national laws or regulations or by the competent authority, after consultation with the organisations of employers and workers concerned, where such exist.

3. Notwithstanding the provisions of paragraph 1 of this Article, national laws or regulations or the competent authority may, after consultation with the organisations of employers and workers concerned, where such exist, authorise employment or work as from the age of 16 years on condition that the health, safety and morals of the young persons concerned are fully protected and that the young persons have received adequate specific instruction or vocational training in the relevant branch of activity.

Article 4. 1. In so far as necessary, the competent authority, after consultation with the organisations of employers and workers concerned, where such exist, may exclude

[1] United Nations, *Treaty Series*, vol. 15, p. 40; see also vol. 191, p. 143; vol. 466, p. 323, and vol. 958, p. 167, for the instruments for the amendment of the Constitution of the International Labour Organisation.

from the application of this Convention limited categories of employment or work in respect of which special and substantial problems of application arise.

2. Each Member which ratifies this Convention shall list in its first report on the application of the Convention submitted under article 22 of the Constitution of International Labour Organisation any categories which may have been excluded in pursuance of paragraph 1 of this Article, giving the reasons for such exclusion, and shall state in subsequent reports the position of its law and practice in respect of the categories excluded and the extent to which effect has been given or is proposed to be given to the Convention in respect of such categories.

3. Employment or work covered by Article 3 of this Convention shall not be excluded from the application of the Convention in pursuance of this Article.

Article 5. 1. A Member whose economy and administrative facilities are insufficiently developed may, after consultation with the organisations of employers and workers concerned, where such exist, initially limit the scope of application of this Convention.

2. Each Member which avails itself of the provisions of paragraph 1 of this Article shall specify, in a declaration appended to its ratification, the branches of economic activity or types of undertakings to which it will apply the provisions of the Convention.

3. The provisions of the Convention shall be applicable as a minimum to the following: mining and quarrying; manufacturing; construction; electricity, gas and water; sanitary services; transport, storage and communication; and plantations and other agricultural undertakings mainly producing for commercial purposes, but excluding family and small-scale holdings producing for local consumption and not regularly employing hired workers.

4. Any Member which has limited the scope of application of this Convention in pursuance of this Article

(*a*) shall indicate in its reports under article 22 of the Constitution of the International Labour Organisation the general position as regards the employment or work of young persons and children in the branches of activity which are excluded from the scope of application of this Convention and any progress which may have been made towards wider application of the provisions of the Convention;

(*b*) may at any time formally extend the scope of application by a declaration addressed to the Director-General of the International Labour Office.

Article 6. This Convention does not apply to work done by children and young persons in schools for general, vocational or technical education or in other training institutions, or to work done by persons at least 14 years of age in undertakings, where such work is carried out in accordance with conditions prescribed by the competent authority, after consultation with the organisations of employers and workers concerned, where such exist, and is an integral part of

(*a*) a course of education or training for which a school or training institution is primarily responsible;

(*b*) a programme of training mainly or entirely in an undertaking, which programme has been approved by the competent authority; or

(*c*) a programme of guidance or orientation designed to facilitate the choice of an occupation or of a line of training.

Article 7. 1. National laws or regulations may permit the employment or work of persons 13 to 15 years of age on light work which is

(*a*) not likely to be harmful to their health or development; and (*b*) not such as to prejudice their attendance at school, their participation in vocational orientation or training programmes approved by the competent authority or their capacity to benefit from the instruction received.

2. National laws or regulations may also permit the employment or work of persons who are at least 15 years of age but have not yet completed their compulsory schooling on work which meets the requirements set forth in sub-paragraphs (*a*) and (*b*) of paragraph 1 of this Article.

3. The competent authority shall determine the activities in which employment or work may be permitted under paragraphs 1 and 2 of this Article and shall prescribe the number of hours during which and the conditions in which such employment or work may be undertaken.

4. Notwithstanding the provisions of paragraphs 1 and 2 of this Article, a Member which has availed itself of the provisions of paragraph 4 of Article 2 may, for as long as it continues to do so, substitute the ages 12 and 14 for the ages 13 and 15 in paragraph 1 and the age 14 for the age 15 in paragraph 2 of this Article.

Article 8. 1. After consultation with the organisations of employers and workers concerned, where such exist, the competent authority may, by permits granted in individual cases, allow exceptions to the prohibition of employment or work provided for in Article 2 of this Convention, for such purposes as participation in artistic performances.

2. Permits so granted shall limit the number of hours during which and prescribe the conditions in which employment or work is allowed.

Article 9. 1. All necessary measures, including the provision of appropriate penalties, shall be taken by the competent authority to ensure the effective enforcement of the provisions of this Convention.

2. National laws or regulations or the competent authority shall define the persons responsible for compliance with the provisions giving effect to the Convention.

3. National laws or regulations or the competent authority shall prescribe the registers or other documents which shall be kept and made available by the employer; such registers or documents shall contain the names and ages or dates of birth, duly certified wherever possible, of persons whom he employs or who work for him and who are less than 18 years of age.

Article 10. 1. This Convention revises, on the terms set forth in this Article, the Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, the Minimum Age (Trimmers and Stokers) Convention, 1921, the Minimum Age (Non-Industrial Employment) Convention, 1932, the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, and the Minimum Age (Underground Work) Convention, 1965.

2. The coming into force of this Convention shall not close the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, or the Minimum Age (Underground Work) Convention, 1956, to further ratification.

3. The Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention 1921, and the Minimum Age (Trimmers and Stokers) Convention, 1921, shall be closed to further ratification when all the parties thereto have consented to such closing by ratification of this

Convention or by a declaration communicated to the Director-General of the International Labour Office.

4. When the obligations of this Convention are accepted

(*a*) by a Member which is a party to the Minimum Age (Industry) Convention (Revised), 1937, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention, this shall *ipso jure* involve the immediate denunciation of that Convention,

(*b*) in respect of non-industrial employment as defined in the Minimum Age (Non-Industrial Employment) Convention, 1932, by a Member which is a party to that Convention, this shall *ipso jure* involve the immediate denunciation of that Convention,

(*c*) in respect of non-industrial employment as defined in the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, by a Member which is a party to that Convention, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention, this shall *ipso jure* involve the immediate denunciation of that Convention,

(*d*) in respect of maritime employment, by a Member which is a party to the Minimum Age (Sea) Convention (Revised), 1936, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention or the Member specifies that Article 3 of this Convention applies to maritime employment, this shall *ipso jure* involve the immediate denunciation of that Convention,

(*e*) in respect of employment in maritime fishing, by a Member which is a party to the Minimum Age (Fishermen) Convention, 1959, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention or the Member specifies that Article 3 of this Convention applies to employment in maritime fishing, this shall *ipso jure* involve the immediate denunciation of that Convention,

(*f*) by a Member which is a party to the Minimum Age (Underground Work) Convention, 1965, and a minimum age of not less than the age specified in pursuance of that Convention is specified in pursuance of Article 2 of this Convention or the Member specifies that such an age applies to employment underground in mines in virtue of Article 3 of this Convention, this shall *ipso jure* involve the immediate denunciation of that Convention,

if and when this Convention shall have come into force.

5. Acceptance of the obligations of this Convention

(*a*) shall involve the denunciation of the Minimum Age (Industry) Convention, 1919, in accordance with Article 12 thereof,

(*b*) in respect of agriculture shall involve the denunciation of the Minimum Age (Agriculture) Convention, 1921, in accordance with Article 9 thereof,

(*c*) in respect of maritime employment shall involve the denunciation of the Minimum Age (Sea) Convention, 1920, in accordance with Article 10 thereof, and of the Minimum Age (Trimmers and Stokers) Convention, 1921, in accordance with Article 12 thereof,

if and when this Convention shall have come into force.

Article 11. The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 12. 1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 13. 1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 14. 1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 15. The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 16. At such times as it may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 17. 1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides

(*a*) the ratification by a Member of the new revising Convention shall *ipso jure* involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 13 above, if and when the new revising Convention shall have come into force;

(*b*) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 18. The English and French versions of the text of this Convention are equally authoritative.

The foregoing is the authentic text of the Convention duly adopted by the General Conference of the International Labour Organisation during its Fifty-eighth Session which was held at Geneva and declared closed the twenty-seventh day of June 1973.

IN FAITH WHEREOF we have appended our signatures this twenty-seventh day of June 1973.

Exhibit E

SHAREHOLDER PROPOSAL CONCERNING CHILD/CONVICT LABOR

The Amalgamated Bank of New York LongView Collective Investment Fund- 11-15 Union Square, New York, NY 10003, owners of 28,400 of Class A Common Stock, have indicated that they intend to propose the following resolution for action at the meeting:

"RESOLVED: The shareholders of Dillard Department Stores (the "Company") request the Board of Directors to prepare a report at reasonable expense describing the Company's actions to ensure that it does not and will not do business with foreign suppliers who manufacture items for sale in the United States using forced labor, convict labor, or illegal child labor, or who fail to satisfy all applicable laws and standards protecting their employees' wages, benefits, working conditions, freedom of association, and other rights."

The following statement was submitted in support of such resolution:

SUPPORTING STATEMENT

"As U.S. companies import more goods, concern is growing about working conditions in many nations that fall far below basic standards of fair and humane treatment. Several years ago, a controversy arose after reports that goods made by convicts in Chinese prisons were being imported into the United States for sale to consumers. The Tariff Act of 1930 makes it illegal to import any goods made by forced labor, including convict labor. China's use of prison labor and its record on human rights generally were issues in the debate about whether China should enjoy "most favored nation" trading status with the United States.

Public concern has also been voiced in the wake of reports that retail items were manufactured using illegal child labor, unsafe or unhealthy working conditions, and similar conditions. In 1996, the White House issued a set of sourcing principles that is it urging American businesses to follow when dealing with overseas suppliers.

When questions about such practices first arose, many companies denied any knowing involvement with suppliers who engage in them. Nonetheless, some companies adopted "sourcing" standards stating that the company will not do business with foreign suppliers who exploit workers manufacturing items for sale in the United States.

Dillard imports many goods into this country, and we believe that the shareholders have a strong interest in learning what steps the

Company is taking to monitor and control the conditions under which the goods it sells are produced. Reports that overseas suppliers are exploiting workers may damage a company's reputation and generate a consumer backlash.

In our view too, it makes good business sense to enforce strict sourcing standards. For example, there are subterfuges that suppliers can use to import goods made by forced labor into the United States. Also, when the federal government enforces applicable laws, it may hold companies liable for actions of their suppliers.

Strict standards and an active enforcement policy are thus vital for a company such as Dillard's. We therefore ask the Board to prepare a report giving investors data about Dillard's efforts to assure that it is not doing business with overseas suppliers that exploit workers.

WE URGE YOU TO VOTE FOR THIS RESOLUTION!"

Exhibit F

Stockholder Proposal Concerning Child/Convict Labor

The Amalgamated Bank of New York LongView Collective Investment Fund, 11-15 Union Square, New York, NY 10003, owners of 30,600 shares of Class A Common Stock, The Detroit Province of the Society of Jesus, 7303 West Seven Mile Road, Detroit, MI 48221, owners of 10,000 shares of Class A Common Stock, and The Missouri Province of the Society of Jesus, 4511 West Pine Boulevard, St. Louis, MO 63108, owners of 200 shares of Class A Common Stock have indicated that they intend to propose the following resolution for action at the meeting:

"RESOLVED: The shareholders of Dillard's, Inc. request the Board of Directors to prepare a report at reasonable expense describing Dillard's actions to ensure that it does not and will not do business with foreign suppliers who manufacture items for sale in the United States using forced labor, convict labor, or illegal child labor, or who fail to satisfy all applicable laws and standards protecting their employees' wages, benefits, working conditions, freedom of association, and other rights."

SUPPORTING STATEMENT

"As U.S. companies import more goods, concern is growing about working conditions in many nations that fall far below basic standards of fair and humane treatment. Several years ago, a controversy arose after reports that goods made by convicts in Chinese prisons were being imported into the United States for sale to consumers. The Tariff Act of 1930 makes it illegal to import any goods made by forced labor, including convict labor. China's use of prison labor and its record on human rights generally are issues in the debate about whether China should enjoy "most favored nation" trading status with the United States.

Public concern has also been voiced in the wake of reports that retail items were manufactured using illegal child labor, unsafe or unhealthy working conditions, and similar conditions. In April 1997, the White House Apparel Industry Partnership, which was appointed by President Clinton to make recommendations in this area, presented a report to the President setting out a Workplace Code of Conduct and Principles of Monitoring for the apparel and footwear industry. The standards in that report, if implemented comprehensively and diligently, are intended to eliminate poor working conditions for workers in the U.S. and abroad.

We are resubmitting this proposal because Dillard's imports many goods into the United States, and thus we as shareholders have a strong interest in learning what steps Dillard's is taking to monitor and control the conditions under which the goods it sells are produced. Reports that overseas suppliers are exploiting workers may damage a company's reputation and generate a consumer backlash.

In our view too, it makes good business sense to enforce strict sourcing standards. For example, there are subterfuges that suppliers can use to import goods made by forced labor into the United States. Also, when the federal government enforces applicable laws, it may hold companies liable for actions of their suppliers.

Strict standards and an active enforcement policy are thus vital for a company such as Dillard's. We therefore ask the Board to prepare a report giving investors data about Dillard's efforts to assure that it is not doing business with overseas suppliers that exploit workers. WE URGE YOU TO VOTE FOR THIS RESOLUTION!"

Exhibit 6

Stockholder Proposal Concerning Child/Convict Labor

The Amalgamated Bank of New York LongView Collective Investment Fund, 11-15 Union Square, New York, NY 10003, owner of 31,300 Shares of Class A Common Stock, The Sisters of Charity of Saint Vincent de Paul of New York, 6301 Riverdale Avenue, Bronx, NY 10471, owners of 200 shares of Class A Common Stock, and Aaron Merle Epstein, 10850 Riverside Drive, #412, North Hollywood, CA 91602, owner of 150 shares of Class A Common Stock have indicated that they intend to propose the following resolution for action at the meeting:

"RESOLVED: The shareholders of Dillard's, Inc. request the Board of Directors to prepare a report at reasonable expense describing Dillard's actions to ensure that it does not and will not do business with foreign suppliers who manufacture items for sale in the United States using forced labor, convict labor, or illegal child labor, or who fail to satisfy all applicable laws and standards protecting their employees' wages, benefits, working conditions, freedom of association, and other rights."

SUPPORTING STATEMENT

"As U.S. companies import more goods, concern is growing about working conditions in many nations that fall far below basic standards of fair and humane treatment. Several years ago, a controversy arose after reports that goods made by convicts in Chinese prisons were being imported into the United States for sale to consumers. The Tariff Act of 1930 makes it illegal to import any goods made by forced labor, including convict labor. China's use of prison labor and its record on human rights generally are issues in the debate about whether China should enjoy "most favored nation" trading status with the United States.

Public concern has also been voiced in the wake of reports that retail items were manufactured using illegal child labor, unsafe or unhealthy working conditions, and similar conditions. In April 1997, the White House Apparel Industry Partnership, which was appointed by President Clinton to make recommendations in this area, presented a report to the President setting out a Workplace Code of Conduct and Principles of Monitoring for the apparel and footwear industry. The standards in that report, if implemented comprehensively and diligently, are intended to eliminate poor working conditions for workers in the U.S. and abroad.

We are resubmitting this proposal because Dillard's imports many goods into the United States, and thus we as shareholders have a strong interest in learning what steps Dillard's is taking to monitor and control the conditions under which the goods it sells are produced. Reports that overseas suppliers are exploiting workers may damage a company's reputation and generate a consumer backlash.

In our view too, it makes good business sense to enforce strict sourcing standards. For example, there are subterfuges that suppliers can use to import goods made by forced labor into the United States. Also, when the federal government enforces applicable laws, it may hold companies liable for actions of their suppliers.

Strict standards and an active enforcement policy are thus vital for a company such as Dillard's. We therefore ask the Board to prepare a report giving investors data about Dillard's efforts to assure that it is not doing business with overseas suppliers that exploit workers. WE URGE YOU TO VOTE FOR THIS RESOLUTION!"

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

Writer's Direct Dial: (212) 669-2376
Facsimile: (212) 815-8557
sbilets@comptroller.nyc.gov

WILLIAM C. THOMPSON, JR.
COMPTROLLER

February 14, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Dillard Department Stores;
New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, and the New York City Fire Department Pension Fund Shareholder Proposal

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds") in response to the January 14, 2002 letter sent to the Securities and Exchange Commission by Simpson Thacher & Bartlett on behalf of Dillard Department Stores, Inc. ("Dillard" or the "Company"). In that letter, Dillard contends that the Funds' shareholder proposal (the "Proposal") or the "Proposal in question") may be excluded from the Company's 2002 proxy statement and form of proxy (the "Proxy Materials").

Dillard argues that the Proposal may be omitted under Rule 14a-8. I have reviewed the Proposal, as well as the January 14, 2002 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from Dillard's 2002 Proxy Materials. Accordingly, the Funds respectfully request that the Division deny the relief that Dillard seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses describe: (a) five internationally recognized ILO workers' rights standards relating to trade unions and collective bargaining, discrimination, and child and forced labor; and (b) a system of independent monitoring. These clauses are followed by a resolve clause that states:

Therefore, be it resolved that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Thus the Proposal is, in effect, bipartite. The Company is requested to commit itself and hold its international suppliers to a code of conduct based on a limited number of specified human rights standards and to the outside monitoring of that compliance.

II. The Company's Opposition and The Funds' Response

Dillard has requested that the Division grant "no-action" relief pursuant to four provisions of SEC Rule 14a-8: (1) Rule 14a-8(i)(12), which allows a company to omit proposals that deal with substantially the same subject matter as a prior proposal that did not receive the requisite percentage of votes cast when last submitted; (2) Rule 14a-8(i)(3), which prohibits false and misleading statements; (3) Rule 14a-8(i)(6), which deprives a company of the authority to implement misleading proposals; (4) Rule 14a-8(i)(7) which applies to matters concerning a company's "ordinary business;" Pursuant to Rule 14a-8(g), Dillard bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

The Funds learned as they were preparing this letter that, on January 16, 2002, the Division refused in Stride Rite to issue "no-action" relief under Rule 14a-8(i)(3), Rule14a-8(i)(6), and Rule 14a-8(i)(7) in connection with a proposal that is identical to the proposal at issue here. Obviously, Dillard had no knowledge of very recent ruling. The following letter therefore addresses all of their arguments. However, because of the Stride Rite ruling, Dillard's arguments in sections II B, C, and D have already been ruled unpersuasive.

A. The Proposal Does Not Deal With Substantially the Same Subject Matter as a Prior Proposal and May Not Be Omitted Under Rule 14a-8(i)(12)(ii) or Rule14a-8(i)(12)(iii).

Dillard argues that it can omit the Proposal under Rule 14a-8(i)(12), which allows companies to omit a proposal from the ballot if the proposal contains "substantially the same subject matter" as a prior proposal that was submitted to shareholders and did not receive a certain percentage of votes in a certain time frame. Dillard argues these rule apply here because in 1997, 1998, and 1999, it submitted a proposal that it claims had substantially the same subject matter to the Proposal here, but that it did not get the requisite votes to pass. However, Dillard has not shown the proposal it submitted dealt with substantially the same subject matter to the Proposal in question.

The proposal that Dillard Shareholders voted on in 1997, 1998, and 1999 (hereafter known as the ("Amlgameted Proposal") states as follows:

> RESOLVED: The shareholders of Dillard's Inc. request the Board of Directors to prepare a report at reasonable expense describing Dillard's actions to ensure that it does not and will not do business with foreign suppliers who manufacture items for sale in the United States using forced labor, convict labor, or illegal child labor, or who fail to satisfy all applicable laws and standards protecting their employees' wages, benefits, working conditions, freedom of association, and other rights."

The Supporting Statement for the proposal recites that "it makes good business sense to enforce strict sourcing standards." It also states that "shareholders have a strong interest in learning what steps Dillard is taking to monitor and control the conditions under which the goods it sells are produced."

Obviously, both proposals express shareholders concern over the use of forced labor, convict/prison labor and child labor. A careful examination of both proposals however, leads to the conclusion that these proposals in fact do not cover substantially the same subject matter.

The Amalgamated proposal calls for a report on Dillard's actions with respect to its foreign suppliers. The Supporting Statement mentions Dillard should report on its enforcement of standards to make sure it is "not doing business with foreign suppliers that exploit workers." It is general and non-specific. It does not address many important issues that are addressed in the Proposal at issue here. For example the Proposal here calls for committing to standards based on five ILO Principles, including discrimination against workers' representatives; discrimination and equal opportunity in employment, regardless of ace, age, color, sex, political opinion, age, nationality, social origin, or other distinguishing characteristics. It also calls for independent monitoring to ensure compliance. Additionally, the focus in the Amalgamated proposal is on ensuring that Dillard does not do business with foreign suppliers who exploit their workers whereas the Proposal in question focuses on ensuring there are high standards, based on ILO principles, in place for foreign suppliers Dillard deals with and for Dillard's own foreign operations. The Proposal is more proactive and more comprehensive.

Staff has consistently ruled that the term "substantially similar subject matter" does not preclude a proposal arising out of the same underlying concerns, so long as the second proposal deals with a different aspect of that underlying concern. <u>Dresser Industries</u> (January 4, 1990). Staff has also determined on numerous occasions that mere subject matter similarity is not a sufficient showing under Rule 14a-8(i)(12). See <u>Raytheon Company</u> (March 28, 1990). The general underlying concern of both proposals is the exploitation of overseas workers. But as discussed above, that is where the similarity ends. The proposals are significantly different and have a distinctly different character. See <u>Newmont Mining Corporation</u> (March 7, 1985).

Some other notable distinctions include that the Amalgamated Proposal only pertained to Dillard's foreign suppliers whereas the Proposal here pertains to foreign suppliers as well as Dillard's own international production facilities. The Amalgamated proposal provides for using whatever foreign local law is applicable as standards, whereas the Proposal in this case calls for standards based on ILO principles, which are usually higher that the standards of whatever foreign local law is applicable.[1]

Perhaps most importantly, there is no independent monitoring called for in the Amalgamated proposal, as there is in the Proposal here. Independent monitoring is essential in order to maintain the commitment to human rights. A provision for independent monitoring in a proposal, even if the proposals are otherwise similar, has been allowed by the SEC to be included in proxy materials; they have declined to issue no-action relief to companies in these instances. In Dresser Industries, Incorporated (January 25, 1984), Staff refused to grant no-action relief under Rule 14a-8(i)(12) because the proposal Dresser claimed was of substantially the same subject matter as a previous proposal had a independent monitoring component in it which was absent in the previous proposal. The proposal in that case called for Dresser to sign the Sullivan Principles, which contained an independent monitoring clause. The proponents prevailed. The company was not granted "no-action"relief, despite the fact that it clamed it had already adopted part of the Sullivan Principles.

The cases Dillard cites to support its position are distinguishable. The proposals in Eastman Chemical Company (February 28, 1997) and Garnett Co. Inc. (February 12, 1996) were nearly identical to prior proposals, which is not the case here. In Great Lakes Chemical Corporation (February 22, 1996), both proposals had the same goal–to deal with the negative effect of methyl bromide on the environment. The Proposal in this case does not have the same goal the Amalgamated proposal. The goal of the Amalgamated proposal was to have the Board of Directors report on its actions to ensure that Dillard did not do business with foreign suppliers who treated its workers in violation of local laws and to report on standards Dillard was using or was proposing to use to enforce its policies. The goal of the Proposal in this case is to have Dillard commit to implementing a code of conduct based on workplace international human rights standards, including discrimination, and to also to commit to a program of independent monitoring for its own facilities as well as those of overseas suppliers. See also Interpublic Group of Companies (April 3, 1992) and Kennametal Inc. (August 24, 1992) (where proposals was excluded under 14a-8(i)(12)(iii) because they had the same goal of imposing sanctions on South Africa until apartheid was eradicated). In Bristol-Myers Squibb Company (February 6, 1996), the proposal, which attempted to have the company take specific actions that favored the "anti-abortion cause," was a proponent's personal crusade against abortion, and the proponent had submitted previous proposals that were voted on and rejected by shareholders were that were extremely similar and as narrowly focused as the one the Staff ruled could be excluded.

1 For example, free association is not permitted in China, but ILO standards provide for free association.

Clearly, the Proposal in question contains many vital components that were not included in the Amalgamated proposal. The Amalgamated proposal was not a comprehensive policy that related to the important workplace human rights issues and that contained guidelines for international standards and called for independent monitoring to ensure that Standards would be enforced. It was a barebones proposal asking Dillard to write a report on its efforts, but not commanding it to make a serious comprehensive effort in the area of overseas workplace human rights. Accordingly, the Proposal should not be excluded pursuant to under Rule 14a-8(i)(12).

B. <u>The Proposal is Not Vague, Indefinite, False or Misleading and May Not Be Omitted Under Rule 14a-8(i)(3).</u>

Dillard argues that the Proposal is so vague and misleading that if it were adopted, the shareholders "would not be able to determine with reasonable certainty what actions or measures would be taken [by the Company] in the event the proposals were implemented…." The Company underestimates the intelligence of shareholders by assuming that they will not be able to comprehend the concept and intent of the Proposal. The Proposal is concise and clear; by its terms it requires the Company to commit to (1) implementing a code of conduct for itself and its international suppliers that is based on a set of well-defined principles, and (2) establishing outside monitoring and verification of compliance.

The Commission has, on numerous occasions, allowed proposals containing precisely such types of standards to be included in proxy statements, including some calling for adoption of a code of conduct based on the five ILO principles in the Proposal, and others calling for the adoption of the CERES, Sullivan and MacBride Principles.

In <u>PPG Industries, Inc.</u> (January 22, 2001), the Division refused to grant no-action relief to PPG under Rule 14a-8(i)(3) (or Rule 14a-8(i)(7). See also II (D) *infra.*) In <u>PPG</u>, the "resolved" clause of the proposal (which is virtually identical to the resolve clause of the Proposal in question), stated: 'The shareholders urge the Board of Directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's Conventions on workplace human rights, including the following principles…." The five ILO principles listed are identical to the five ILO principles in the Proposal. See also <u>Stride Rite,</u> where an identical proposal to the Proposal at issue here was not found to be vague or misleading. Additionally, the Division refused to grant no-action relief concerning a series of similar resolutions urging the adoption of various human rights principles in connection with a series of companies' international operations and the operations of their overseas suppliers. See <u>Oracle Corporation</u> (August 15, 2000) and <u>Microsoft Corporation</u> (September 14, 2000).

In support of its request for "no action" relief, the Company claims that the Proposal is vague and confusing because the Standards and the ILO Conventions were not summarized. These claims are meritless. See <u>PPG</u>. The Proposal in question is clear. Its plain terms ask the Company to implement a code of conduct based solely on the five ILO human rights standards specifically referenced (with citation to the relevant Conventions), and to commit to independent monitoring of compliance. Therefore, the Proposal would not, as the Company argues, require the Company to base the proposed code of conduct on all the ILO's 180 Conventions. The Company's repeated assertions that its shareholders will be unable to comprehend this straightforward resolution and that "the actions taken by the Company pursuant to the Proposal would be dramatically different from actions contemplated by shareholders in voting on the proposal" are baseless. Additionally, Dillard incorrectly cites language it claims is in the Proposal as a basis for exclusion, but the language they cite –"full implementation of the Standards" is not actually in the Proposal.

Dillard seeks to rely on several inapposite decisions, including AnnTaylor Stores Corporation (March 13, 2001), to support its request for no-action relief. In AnnTaylor Stores, the Staff granted "no action" relief concerning a proposal seeking to commit the company to "full implementation" of "these human rights standards" (the same five ILO standards listed in the Proposal). The Division did not grant no-action relief because of the ILO standards, but rather because it found the "resolved clause" "vague and indefinite." The Proposal in this case contemplates specific action in that the "company commit itself to the implementation of a code of corporate conduct" fashioned by the Company but "based on" the clearly articulated "aforementioned ILO human rights standards." It does not, as Dillard repeatedly incorrectly states, contain the "full implementation" language rejected in Ann Taylor.

C. The Proposal May Not be Excluded Under Rule 14a-8(i)(6) as it is Clear and Unambiguous and is Within the Company's Power to Effectuate.

As discussed in detail above, the Company's claims pursuant to Rule 14a-8(i)(3) that the Proposal is vague and indefinite are baseless. See Stride Rite . Thus, its allegation that it cannot discern what actions the Proposal requires must also be dismissed.

The Company's further claim that the Proposal may be excluded because it is unclear what obligations the Proposal would place on the Company and therefore the Company would lack the power to effectuate the Proposal also lacks foundation. See Stride Rite (where Staff ruled an identical proposal to the Proposal in question was within the company's power to effectuate). Dillard cites International Business Machines Corp. (January 14, 1992). This case is inapplicable. There, an equality statement and supporting statement about discrimination in the workplace was followed by a one sentence resolved clause, which stated: "It is now apparent that the need for representation has become a necessity." Staff ruled this clause vague and therefore outside the company's power to effectuate. In contrast, the Proposal in this case is clear and straightforward, as discussed above. Additionally, the Company's arguments about what will be required are inaccurate, and in any event misplaced. For example, the Company argues that if the Proposal were adopted, it "would be required to become familiar with the intricacies of each ILO convention." That is not true, as discussed above. Even if it were true, this is an argument on the merits of the Proposal and not on whether the Proposal can be excluded under SEC rules. If the Proposal makes it on to the proxy ballot, the Company can argue their case on the merits at that time.

Additionally, Dillard quotes language that is not in the Proposal. Dillard bases its argument on the language that resolves the Board of Directors to commit the Company to the "full implementation" of the Standards. Dillard then explains its view of what "full implementation" means and why the Company would not have authority to implement the Proposal. Its arguments are problematic, however, because it incorrectly cites language not in the Proposal. The Proposal states that the Company "commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards...." This is a clear statement; the code of conduct that is to be implemented is based on the five specific ILO human rights standards. In Microsoft (September 14, 2000) and Oracle (August 15, 2000), the Staff recently refused to allow the omission of even broader human rights proposals pursuant to Rule 14a-8(i)(6). Accordingly, the Proposal should not be excluded pursuant to Rule 14a-8(i)(6).

D. The Proposal Raises Substantial Policy Issues and May Not be Excluded Pursuant to Rule 14a-8(i)(7).

Dillard next argues that the Proposal raises matters that are within the scope of ordinary business; accordingly, the Company urges that the Proposal be excluded under Rule 14a-8(i)(7). However, as the Commission has written, proposals that involve matters of ordinary business must nevertheless be included in the proxy statement if they deal with matters with "significant policy, economic or other implications inherent in them." Release Number 34-12999. The Proposal raises issues that are at the forefront of international discourse concerning globalization and free trade. The Proposal can, by no means, be deemed devoid of policy significance.

Last year, the Staff flatly refused to grant "no action" relief to a company seeking to exclude from its proxy statement based on the ordinary business exception a provision virtually identical to the one at issue here. See PPG Industries, Inc. (January 22, 2001) (See discussion under II (B). See also American Eagle Outfitters, Inc., (March 20, 2001), in which Staff refused to grant a "no-action" letter for a proposal under Rule 14a-8(i))(7) similar to the one at issue here. Indeed, the Commission has often recognized the overarching significance of human rights issues when dealing with resolutions involving, e.g., the Sullivan Principles and the MacBride Principles. See also the Oracle and Microsoft cases. The resolutions at issue in those cases asked the companies to endorse a set of principles similar to those advanced by the Proposal. See also Stride Rite (where an identical proposal to the Proposal in question was ruled to be outside the scope of ordinary business).

The Company has argued that any reference to labor relations brings the Proposal within the ambit of ordinary business, even if social policy issues are raised. Considering that the language in the proposal in PPG on the ILO standards is identical to the Proposal in question, Dillard's argument and the cases they cite in support, are inapplicable. Even if PPG had not been decided, the cases Dillard cites would still be inapplicable. For example, in K-Mart Corp. (March 12, 1999); Wal-Mart Stores, Inc. (March 15, 1999); and Chrysler Corp. (February 18, 1998) Staff granted "no-action" relief because the proposals dealt with wage issues, unlike this case. Additionally, according to the SEC, proposals relating to such matters as the management of the workforce, including, but not limited to the hiring and firing of employees, "that focus on sufficiently significant social policy issues (e.g. significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release Number 34-40018. The Proposal falls into this category, as significant policy issues are raised in it. These significant policy issues, as well as the PPG ruling, also make the other cases cited by Dillard inapplicable.

The "ordinary business" exclusion is designed to guard against proposals that seek to micro-manage a company. The Commission has specifically acknowledged this policy in its refusal to grant no-action relief in the Microsoft case. At issue in that case was a resolution that called upon Microsoft's Board of Directors to adopt the U.S. Business Principles for Human Rights of Workers in China. The second one of those principles deals directly with labor matters; the principle provides that "facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws." The Proposal addresses labor relations in an equally global sense, setting forth a general prohibition against discrimination, a broad recognition of the freedom to unionize and a basic bar against forced or child labor and prison labor. Such general direction in no way interferes with the management's ability to run the Company.

The Company's argument that Microsoft and Toys 'R' Us Inc. (February 8, 1999) are distinguishable because the "proposals requested that the company implement specific principles in one country" misses the point. The Microsoft and Toys 'R' Us proposals contained labor and human rights issues, and these proposals were not excluded under the "ordinary business exception." Additionally, the Proposal accepted by the SEC in PPG was global in scale. Finally, the Company again improperly argues the merits of the Proposal. Accordingly, the Proposal should not be excluded pursuant to Rule 14a-8(i)(7).

Conclusion

For the reasons stated above, the Funds respectfully submit that Dillard's request for no-action relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Samantha M. Biletsky
Associate General Counsel

cc: Gary Horowitz
Jay Moffit

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

March 1, 2002

Re: Dillard's, Inc. Stockholder Proposal

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter will respond to the letter dated February 14, 2002 that you received from Samantha M. Biletsky, Esq., concerning the shareholder proposal (the "2002 Proposal") received by Dillard's, Inc. (the "Company") from the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund.

In our letter to you dated January 14, 2002, we asserted that the 2002 Proposal may be excluded under Rule 14a-8(i)(12) from the Company's 2002 proxy statement because, among other reasons, it is "substantially the same subject matter" as a proposal received by the Company in 1997, 1998 and 1999 (the "Amalgamated Proposal"). Ms. Biletsky disagrees with our contention and this letter addresses only Ms. Biletsky's assertions regarding the interpretation of Rule 14a-8(i)(12).

There can be no question that the 2002 Proposal and the Amalgamated Proposal address "substantially the same subject matter" and Ms. Biletsky cannot adequately distinguish the two proposals. Regardless of the language in the Amalgamated Proposal and the 2002 Proposal, the subject matter is the same; namely, that the Company is being asked to take actions to avoid doing business with certain foreign suppliers because of their use of certain types of labor. While the 2002 Proposal is more explicit than the Amalgamated Proposal in the mechanics for achieving this result, both proposals address the same subject matter.

Ms. Biletsky tries to distinguish the Amalgamated Proposal by characterizing it as nothing more than a "barebones proposal" that asks the Company to create a report on its efforts to police its foreign suppliers. In fact, the Amalgamated Proposal calls for the report as a means "to ensure that [the Company] does not and will not do business with foreign suppliers" who use certain types of labor. The report itself is only a way of – in the original proponents' words – "[enforcing] strict sourcing standards." Ensuring that the Company does not do business with foreign suppliers because of their use of certain types of labor is the very same purpose of the 2002 Proposal.

Ms. Biletsky also tries to make a distinction between the monitoring components of the Amalgamated Proposal and the 2002 Proposal. Again, Ms. Biletsky is focusing on mechanics rather than subject matter. The Amalgamated Proposal calls for the Company to report what steps it is taking to monitor its foreign suppliers, while the 2002 Proposal requests a program of independent monitoring. In the end, both proposals would require the Company to have some sort of system in place to ensure that standards are being followed. The specifics of the monitoring program are irrelevant. In support of her proposition, Ms. Biletsky misconstrues the Commission's decision in Dresser Industries, Inc. (January 25, 1984). She incorrectly claims that the Commission refused to grant no-action relief under Rule 14a-8(c)(12) in that case because the later proposal had an independent monitoring component that was absent in the previous proposal. In fact, the Commission gave no reason why it had refused to grant no-action relief in that case.

In addition, Ms. Biletsky says that the application of the 2002 Proposal to the Company's own international production facilities distinguishes it from the Amalgamated Proposal. However, since the Company does not have its own international production facilities this is irrelevant.

The test under Rule 14a-8(i)(12) is whether the Amalgamated Proposal and the 2002 Proposal cover "substantially the same subject matter." Although one proposal is more specific than the other, they both address the exact same subject matter. If the addition of more specific language in a later proposal were sufficient for a proponent to circumvent Rule 14a-8(i)(12), the rule would be rendered meaningless. The Commission has itself said that the essential factor in determining the rule's applicability is the overall substantive concern raised by the proposal, not the specific language or actions proposed to deal with the concern. See Securities Exchange Act Release No. 34-20091 (August 18, 1983). Since both the Amalgamated Proposal and 2002 Proposal deal with the same overall substantive concern, the 2002 Proposal may be excluded under Rule 14a-8(i)(12).

Pursuant to Rule 14a-8(j), the Company hereby submits six copies of this letter. A copy of the letter has also been forwarded to Ms. Biletsky. We respectfully request that you consider this letter, along with our prior letter submitted January 14, 2002, and not recommend any enforcement action to the Commission if the Proposal is omitted from the Company Proxy.

If you have any questions with respect to this matter, please telephone, collect, Gary Horowitz (212-455-7113) or Jay Moffitt (212-455-3107) of this office.

Very truly yours,

Simpson Thacher & Bartlett

SIMPSON THACHER & BARTLETT

023210-0001-08519-NY03.2141773.2

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Dial: (212) 669-2376
Facsimile: (212) 815-8557
sbilets@comptroller.nyc.gov

March 8, 2002

Via Facsimile and Regular Mail
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Dillard Department Stores;
New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, and the New York City Fire Department Pension Fund Shareholder Proposal

Ladies and Gentlemen:

Thank you for providing me with an opportunity to respond to the letter dated March 1, 2002 from Simpson Thacher & Bartlett on behalf of Dillard Department Stores, Inc. ("Dillard" or the "Company") to the Securities and Exchange Commission. I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds").

Dillard once again argues that the Proposal may be omitted under Rule 14a-8(i)(12) because a previous proposal that was voted on and rejected (the "Amalgamated Proposal") contained "substantially the same subject matter". Again, this is not the case (See the Funds' letter to the SEC, dated February 14, 2002).

The key substantive difference between the Amalgamated Proposal and the Funds' Proposal is that our Proposal calls for "outside, independent monitoring to ensure compliance with standards." (emphasis added). Outside independent monitoring is a critical component of the Proposal, as it is the most effective way to ensure compliance with human rights standards.[1] Our Proposal envisions that monitoring functions would be performed by an independent contractor, one who is not employed by the company and whose monitoring activities, including social audit, would therefore be wholly independent of the Company's influence and control. The singular goal of the monitoring entity would be to accurately assess compliance with human rights standards. To achieve this goal, among other things, the monitoring entity would conduct thorough audits, evaluations, and interviews with workers, local and regional non-government organizations (NGOs) interviews, and trade unions, where available.

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1 For instance, a lawsuit filed in 1999 charged a number of U.S. based companies with human rights violations of Saipan garment workers by violating, among other things, laws against involuntary servitude and forced labor. Some of the companies recently settled the case and agreed pay approximately $ 8.8 million dollars to institute independent outside monitoring programs. See The Columbia Dispatch (November 1, 2001) and The Los Angeles Times (October 18, 2001). These articles were obtained from www.lexis.com

In stark contrast to the Proposal's outside independent monitoring program requirement, the Amalgamated Proposal merely required the company to prepare a report on its human rights activities; it did not include or contemplate an outside independent monitoring requirement.

A provision for independent monitoring in a proposal, even if the proposals are otherwise similar, has been allowed by the SEC to be included in proxy materials and Staff has declined to issue no-action relief to companies in these instances. In Dresser Industries, Incorporated (January 25, 1984), Staff refused to grant no-action relief under Rule 14a-8(i)(12) because the proposal Dresser claimed was of substantially the same subject matter as a previous proposal had an independent monitoring component in it which was absent in the previous proposal. Staff decided that the proposal could not be excluded under Rule 14a-8(i)(12) and stated that "[i]n our view, the instant proposal, which requests that the Company sign the Sullivan Principles, does not deal with substantially the same subject matter as the proposal included in the proxy material relating to the Company's 1983 annual meeting, which requested a report on Company activities in South Africa and on the Company's labor practices and policies." Although the Commission did not explicitly mention independent monitoring as the crucial difference in the proposals in its statement, this inference can be reasonably drawn after examining the facts. The "whereas" clause in the proposal in Dresser specifically stated that "Dresser has refused to sign the Sullivan Principles because it won't agree to independent monitoring of its South African activities which is a crucial part of the Sullivan Principles program." Dresser claimed it already followed six of the Sullivan Principles.

In addition to the arguments raised in our previous letter to you on this matter, we hope that this letter further clarifies the dissimilarities between this Proposal and the Amalgamated Proposal.

Accordingly, the Proposal should not be excluded pursuant to under Rule 14a-8(i)(12).

The Funds respectfully request that you consider this letter, along with the prior letter submitted on February 14, 2002 and deny Dillard's request for no-action relief. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Samantha M. Biletsky

Samantha M. Biletsky
Associate General Counsel

cc: Gary Horowitz
Jay Moffit

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dillard's, Inc.
Incoming letter dated January 14, 2002

The proposals request that the board commit to the implementation of a code of conduct based on ILO human rights standards.

There appears to be some basis for your view that Dillard's may exclude the proposals under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Dillard's omits the proposals from its proxy materials in reliance on rule 14a-8(i)(12)(iii). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dillard's relies.

Sincerely,

Grace K. Lee
Attorney-Advisor